Exhibit 1.2

Management’s Discussion and Analysis
for the year ended December 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 22, 2017
Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 (the “2016 Financial Statements”) and the related notes contained therein. All amounts in this MD&A and in the 2016 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cashflows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board . Pan American’s significant accounting policies are set out in Note 2 of the 2016 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, "total debt", “working capital’, “general and administrative cost per silver ounce produced”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “general and administrative cost per silver ounce produced”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the 2016 Financial Statements.
Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits. Any reference to “AISCSOS” in this MD&A should be understood to mean all-in sustaining costs per silver ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

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CORE BUSINESS AND STRATEGY
Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (“TSX”) (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•
Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

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2016 HIGHLIGHTS
OPERATIONS & PROJECT DEVELOPMENT

•	Silver Production of 25.42 Million Ounces
Pan American produced 25.42 million ounces in 2016 compared with 26.12 million ounces in 2015. The anticipated decrease in production reflected declining stockpile grades at Alamo Dorado, open-pit mining nearing completion at Manantial Espejo, and mine sequencing into lower silver grade ore at Dolores.

•	Record Gold Production of 183.9 Thousand Ounces
The Company set a new annual gold production record in 2016, producing 183.9 thousand ounces of gold, compared with 183.7 thousand ounces in 2015. Gold production increases at Dolores were partially offset by decreases at Manantial Espejo and Alamo Dorado.

•	Reduced Annual Cash Costs Lower than Forecast
The Company recorded consolidated cash costs of $6.29 per payable ounce of silver, a 35% reduction from 2015 cash costs of $9.70 per payable ounce of silver. Cash costs were significantly lower than our initial 2016 forecast of $9.45 to $10.45 per ounce, and within the November 14, 2016 revised 2016 forecast of $6.25 to $7.00 per ounce. The 2016 decrease reflected increased by-product credits, the benefit of export incentives at Manantial Espejo and lower direct operating costs.

•	Progress on the La Colorada & Dolores Expansion Projects
Pan American achieved significant progress in the expansion of its La Colorada and Dolores mines in Mexico during 2016. At the La Colorada mine, the new mine shaft and sulphide ore processing plant both began operating in the third quarter of 2016. The new 115kV power line to La Colorada is targeted for completion in the second quarter of 2017, and additional development headings in the underground mine are advancing to enable increased ore mining rates up to the designed 1,800 tonnes per day ("tpd") by the end of 2017. The La Colorada expansion project is expected to increase annual silver production at La Colorada to approximately 7.7 million ounces in 2018, while also significantly increasing zinc and lead production.
At Dolores, construction of the pulp agglomeration plant is approximately 65% complete and development of the new underground mine is advancing towards delivering first ore by the end of 2017. The Dolores expansion is expected to increase silver and gold production at Dolores through a combination of greater throughput and higher recoveries, with associated operational efficiencies helping to reduce cash costs.

•	Mineral Reserve Replacement
As at December 31, 2016 Pan American's mineral reserves were estimated to contain approximately 286 million ounces of silver and 2.0 million ounces of gold compared with 280 million ounces of silver and 2.1 million ounces of gold at December 31, 2015. For complete reserves and resources information see the Reserves and Resources section of this MD&A.
FINANCIAL

•	Increased Revenues, Net Earnings, and Cash Generated from Operating Activities
2016 revenue of $774.8 million was $100.1 million or 15% higher than in 2015, largely a result of higher metal prices. Realized silver prices per ounce averaged $17.35 for 2016 compared with $15.53 during 2015. Net earnings were $101.8 million ($0.66 basic earnings per share) in 2016 compared with a net loss of $231.6 million ($1.49 basic loss per share) in 2015. The increase in net earnings reflects higher revenue, lower production costs, no 2016 impairment charges and gains from the sale of the Company's interest in Shalipayco to Votorantim Metais - Cajamarquilla S.A. ("Votorantim") and the sale of certain assets to Maverix Metals Inc. ("Maverix"), partially offset by higher income taxes. Net cash generated from operating activities in 2016 of $214.8 million was more than double the $88.7 million

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generated in 2015. Strong operating cash flow facilitated the continued return of value to shareholders in 2016 by way of $7.6 million in dividend payments.

•	Strong Liquidity and Working Capital Position
The Company had cash and short-term investment balances of $217.6 million and working capital of $428.6 million as at December 31, 2016. The Company's total debt outstanding was $43.3 million at the end of 2016. The Company also had $263.8 million undrawn and available under its revolving credit facility as of December 31, 2016.

•	Reduced All-in Sustaining Costs per Silver Ounce Sold Lower than Forecast
Consolidated AISCSOS of $10.17 was down 32% compared with $14.92 in 2015 and was lower than the initial 2016 forecast of $13.60 to $14.90, and also lower than the revised full year 2016 guidance of $10.75 to $11.50 issued on November 14, 2016. The decrease in AISCSOS mainly reflects increased by-product credits, lower production costs, positive inventory net realizable valuation ("NRV") adjustments at Manantial Espejo and Dolores, and export incentives at Manantial Espejo.
2017 OPERATING OUTLOOK
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.
2017 Silver Production, Cash Costs and AISCSOS Forecasts:

	Silver Production (million ounces)	Cash Costs per ounce (1)	AISCSOS (1)
La Colorada	6.40 - 6.90	3.35 - 3.95	5.00 - 5.90
Dolores	4.00 - 4.50	1.25 -2.25	11.00 - 12.50
Alamo Dorado	0.25 - 0.30	18.00 -20.00	18.40 - 19.40
Huaron	3.65 -3.80	5.95 -6.95	9.25 - 10.50
Morococha (92.3%)(2)	2.50 -2.60	3.15 -4.15	8.25 - 9.75
San Vicente (95.0%)(2)	4.40 -4.50	10.90 -11.90	13.80 - 14.80
Manantial Espejo	3.30 - 3.40	15.35 -16.25	16.90 - 18.10
Consolidated Total	24.50 -26.00	6.45 -7.45	11.50 - 12.90

(1)
Cash costs per ounce and AISCSOS are non-GAAP measurements. Please refer to section “Alternative Performance (Non-GAAP) Measures” for a detailed reconciliation of how these measures are calculated. The cash cost forecasts assume by-product credit prices of $2,500/tonne ($1.13/lb) for zinc, $2,100/tonne ($0.95/lb.) for lead, $5,400/tonne ($2.45/lb.) for copper, and $1,200/oz. for gold.

(2)	Reflects Pan American’s ownership in the operation.
The Company expects to produce between 24.50 million and 26.00 million ounces of silver in 2017, roughly similar to 2016 consolidated production of 25.42 million ounces, with expected production increases at La Colorada and Dolores offset by cessation of operations at Alamo Dorado.
Dolores’ 2017 silver production is expected to increase from 2016 levels driven by higher stacking rates and recoveries following the commissioning of the agglomeration circuit during the second half of 2017. At La Colorada, the new mineshaft commissioned in the third quarter of 2016 is expected to lead to an increase in the annual silver production, as mining and milling rates gradually ramp up towards 1,800 tpd by year-end for an approximately 13% to 20% increase in annual throughput rate compared to 2016. Silver production at the Company’s other operations in 2017 is expected to be broadly consistent with that achieved in 2016.
Consolidated cash costs for 2017 are forecast to be between $6.45 and $7.45 per payable ounce of silver, net of by-product credits, slightly higher than 2016 cash costs of $6.29 per ounce. The Company expects cash costs to decrease at the La Colorada mine, offset by increases at Manantial Espejo as by-product gold credits are expected to decline, and at Dolores where higher operating costs associated with the commissioning and start-up of the new pulp agglomeration circuit are expected in the second half of 2017. It is expected that the improved recoveries realized

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from the pulp agglomeration circuit and higher throughputs will ultimately reduce both Dolores and consolidated cash costs. 2017 Cash costs at the remaining operations are anticipated to be relatively steady.
Consolidated AISCSOS in 2017 is forecast to be between $11.50 and $12.90 , compared to the 2016 annual consolidated AISCSOS of $10.17 (which included NRV inventory adjustments that reduced AISCSOS by $1.77 per ounce). Consolidated AISCSOS is expected to remain at similar levels in 2017, as slightly lower forecast sustaining capital is expected to be offset by slightly higher exploration expenses.
2017 By-product Production Forecasts:

	Gold (koz)	Zinc (kt)	Lead (kt)	Copper (kt)
La Colorada	3.3 - 3.5	14.0 - 14.5	7.5 -7.8	—
Dolores	109.1 - 115.0	—	—	—
Alamo Dorado	1.4 - 1.5	—	—	0.01
Huaron	0.3 - 0.4	16.0 -16.5	7.2 - 7.4	6.0 - 6.2
Morococha (1)	2.9 - 3.1	20.2 -21.0	4.0 - 4.5	2.1 - 2.4
San Vicente (1)	0.5 - 0.55	6.3 -6.5	0.3 - 0.3	0.7
Manantial Espejo	37.5 - 41.0	—	—	—
Consolidated Total	155.0 -165.0	56.5 -58.5	19.0 - 20.0	8.8 - 9.3

(1)	Reflects Pan American’s ownership in the operation.
2017 gold production is expected to be between 155.0 and 165.0 thousand ounces, down from the 183.9 thousand ounces produced in 2016. The anticipated decrease is due to lower gold grades at Manantial Espejo and cessation of operations at Alamo Dorado, only partially offset by higher gold production from Dolores. Zinc production is expected to increase in 2017, specifically at La Colorada and Morococha, which should more than offset a decrease in zinc production at Huaron. Lead production is expected to remain stable in 2017, with increases at La Colorada and Morococha offset by an expected decrease at Huaron. The expected increase in base metal production at La Colorada reflects the increased throughput from the new sulphide plant, while the expected increases at Morococha are driven by higher than expected zinc and lead grades. Copper production in 2017 is expected to decrease from 2016 levels, as Morococha mine sequencing shifts out of the Esperanza high-grade copper ore body into other zones with higher zinc and lead content.
2017 Capital Expenditure Forecasts
In 2017, Pan American expects sustaining capital investments of between $82.0 million and $88.0 million, comparable to the $89.4 million of sustaining capital invested in 2016. In addition, Pan American expects to invest between $58.0 million and $62.0 million to complete the expansion projects at La Colorada and Dolores. The following table details the forecast capital investments at the Company's operations and projects in 2017:

2017 Forecast Capital Investment ($ millions)
La Colorada	10.5 - 11.5
Dolores	39.0 - 40.0
Huaron	8.0 - 9.0
Morococha	9.0 - 10.0
San Vicente	12.0 - 13.0
Manantial Espejo	3.5 - 4.5
Sustaining Capital Total	82.0 - 88.0
La Colorada projects	6.5 - 7.5
Dolores projects	51.5 - 54.5
Project Capital Total	58.0 - 62.0
Consolidated Total	140.0 - 150.0

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Major components of the 2017 sustaining capital include:

•	Dolores - approximately $20.0 million for pre-stripping activities and $15.4 million in equipment replacements, rehabilitations, and leach pad and solution-pumping expansion works.

•	Morococha - approximately $4.1 million in underground mine equipment additions, replacements and overhauls.

•	La Colorada - approximately $3.7 million in ventilation raises, ore passes, equipment replacements and overhauls, and approximately $3.5 million in tailings facility expansion work.

•	San Vicente - approximately $4.0 million for tailings facility expansion.

•	Approximately $11.5 million combined total to be spent on near mine exploration.
See the “2017 Mine Operations Forecasts” section of this MD&A for further details.
Project capital expenditures in 2017 consist of:
Between $51.5 million and $54.5 million to complete the expansion of the Dolores mine, allocated as follows:

•	Approximately $30.0 million to complete and commission the new pulp agglomeration plant. Major equipment installation has commenced and the start-up of the new plant is scheduled for mid-2017.

•	Approximately $21.0 million to develop the underground mine. The current mine plan reflects production commencing from the underground stoping areas towards the end of 2017.

•	Approximately $1.0 million to complete the installation of a new overland conveyor on leach pad 3, which was 75% complete at the end of 2016.
The remaining $6.5 million to $7.5 million will be directed to complete the La Colorada mine expansion:

•	completing the installation of a new powerline to the site;

•	continued development of the underground mine; and

•	installing a cyanide neutralization plant to help reduce capital and operating expenditures for future tailings facility expansions, as well as to provide environmental benefits.
2017 General and Administrative Cost Forecast
Our 2017 general and administrative costs (“G&A”) are expected to be approximately $22.5 million, 5% lower than our 2016 G&A. This figure is subject to fluctuations in the Canadian dollar (“CAD”) to USD exchange rate, the Company’s share price performance, which impacts share based compensation expense, and the Company’s ability to allocate certain costs incurred at head office that are directly attributable to operating subsidiaries.
The following table compares our 2017 forecast G&A against those incurred over the previous two years, as well as G&A on a per ounce of silver produced basis, which is a non-GAAP measure.

	Forecast	Actual
	2017	2016	2015
General and administrative costs (in ‘000s of USD)	$22,500	$23,663	$18,027
Silver production (in ‘000s of ounces) (1)	25,250	25,419	26,119
General and administrative costs per silver ounce produced (2)	$0.89	$0.93	$0.69

(1)	Forecast silver production at the mid-point of the guidance given in this MD&A for the Company’s existing operations.

(2)
G&A cost per silver ounce produced is a non-GAAP measure used by the Company to assess G&A costs relative to production. It is calculated as G&A costs divided by total ounces of silver production in the period.

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2017 Exploration and Project Development Expense Forecast
Exploration expenses for Pan American in 2017 are expected to total approximately $15.7 million, which is a $4.4 million increase from 2016 exploration expenses of $11.3 million. The increase is driven by additional spending at La Negra as part of the option agreement with Kootenay Silver Inc. and increased surface drilling at Morococha and Huaron. Exploration will continue to include advancing surface exploration on targets defined for certain Mexican and Peruvian properties, as well as holding costs for various exploration properties, including Navidad.
2017 Mine Operation Forecasts
Management’s expectations of each mine’s operating performance in 2017 are set out below, including discussion on expected production, cash costs, capital expenditures and AISCSOS.

•	La Colorada mine
Forecast 2017 silver production of between 6.4 million to 6.9 million ounces is 10% to 19% higher than the 5.8 million ounces produced in 2016. The 2017 mine plan contemplates a mining and milling rate that increases towards 1,800 tpd by the end of the year as the new sulphide plant, underground developments and shaft are phased into production. Included in the overall processing rates, oxide ores will continue to be mined and processed in the oxide leach plant at the current rate of 400 tpd. Concentrate production from sulphide ores mined and processed through the new sulphide processing plant makes up the balance of production. With increased sulphide ore tonnages processed in 2017, it is expected that base metal by-product production will increase substantially relative to 2016 levels with zinc increasing by 23% to 27% and lead increasing by 25% to 30%.
Forecast 2017 cash costs per ounce of between $3.35 and $3.95 are expected to be 36% to 46% lower than the $6.15 recorded in 2016. The drop in expected cash costs reflects the benefits from the expansion combined with higher by-product credits per ounce due to higher zinc and lead production and higher base metal price expectations.
Planned sustaining capital expenditures of $10.5 million to $11.5 million are expected to be relatively similar to the 2016 level of $10.5 million. The major elements making up the 2017 sustaining capital plan are: $3.7 million in mine related capital, the largest components being a ventilation raise, additional ore passes, and equipment replacements and overhauls; $3.5 million in tailings facility expansion work; $1.4 million in near mine exploration; and $1.0 million in camp improvements.
AISCSOS for 2017 is expected to be between $5.00 and $5.90, significantly lower than the $7.49 AISCSOS reported in 2016. The expected benefits of the mine expansion described above, with higher by-product credits, and better cost productivity, are primarily responsible for the decrease.
Capital expenditures relating to the expansion project for the La Colorada mine are expected to be $6.5 million to $7.5 million in 2017. Please see the “2017 Capital Expenditure Forecast” section for a detailed description of these expenditures.

•	Dolores mine
Stacking rates at Dolores are expected to average 17,600 to 18,000 tpd onto leach pads in 2017, a 2% to 4% increase from the 17,230 tpd achieved in 2016 due to the commissioning of the agglomeration circuit during the second half of 2017. The ore processed in 2017 is expected to have similar silver and gold grades; however, recoveries are expected to increase due to the enhanced ratio of ounces produced to ounces placed from pulp agglomeration during the later half of the year. The silver production for 2017 is thus expected to increase to between 4.0 million and 4.5 million ounces (between 4% and 17% increase) from 3.8 million ounces produced in 2016. Similarly, gold production is expected to increase by 6% to 12% to between 109.1 koz and 115.0 koz.

Cash costs are expected to increase to between $1.25 to $2.25 per ounce from the 2016 level of negative $1.08 per ounce, largely due to the cost associated with the pulp agglomeration plant commissioning.

Sustaining capital expenditures are forecast between $39.0 million to $40.0 million, consistent with the $40.4 million invested during 2016 (the 2016 sustaining capital cash outflows of $48.1 million were higher than the $40.4 million

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invested due to the timing of cash payments for the capital investments). The majority of the 2017 sustaining capital is in mine related capital, which is primarily comprised of: $20.0 million for pre-stripping activities; $7.0 million in equipment replacements and rehabilitations; $8.4 million in leach pad and solution pumping expansion works; $2.3 million in various projects including electrical system upgrades, crusher dust suppression system upgrades, and other equipment replacements and refurbishments; and $1.2 million on camp and ancillary upgrades.
AISCSOS for 2017 is expected to be between $11.00 and $12.50, compared to the 2016 AISCSOS of $8.29 (which included NRV inventory adjustments that reduced AISCSOS by $5.85 per ounce). Excluding the effect of 2016 NRV adjustments, AISCSOS is expected to decrease from those in 2016 due primarily to the lower sustaining capital investments described above and increased silver and gold production.
Expansion project capital is expected to total $51.5 million to $54.5 million in 2017. Please see the “2017 Capital Expenditure Forecast” section for a detailed description.

•	Alamo Dorado mine
The Company expects to process stockpiles at the Alamo Dorado mine for the first few months of 2017 while intensive mine reclamation efforts proceed. A total cost of $4.3 million for reclamation activities is expected in 2017, spread relatively evenly throughout the year, compared with $4.7 million spent during 2016.

•	Huaron mine
Throughput rates in 2017 are expected to remain consistent with the record-breaking mining and processing rates achieved in 2016. Silver grades and recoveries in 2017 are expected to be roughly in-line with 2016 operating metrics, resulting in stable silver production levels, with 2017 forecast production of between 3.65 million and 3.80 million ounces compared to the 3.81 million ounces produced in 2016. Lead and zinc production are expected to decline year-over-year due to lower grades and recoveries anticipated in 2017.
Cash costs per ounce of between $5.95 and $6.95 are forecast, which is a slight increase from the 2016 level of $5.79 per ounce, primarily driven by higher operating costs as a result of an increase in underground mine advances, greater power consumption and modest wage and cost escalations. These increases are expected to be partially offset by improved base metal prices resulting in larger by-product credits, and improved concentrate treatment terms.
2017 sustaining capital expenditures of between $8.0 million and $9.0 million are expected to be lower than the $12.0 million in 2016. In 2017, sustaining capital is primarily comprised of: $1.9 million in near mine diamond drilling; $1.6 million for camp upgrades; $1.8 million in equipment additions, replacements and overhauls; and $0.8 million in raise bore developments.
AISCSOS for 2017 is expected to be between $9.25 and $10.50, representing a 6% to 17% decrease from the $11.11 reported in 2016, due primarily to lower sustaining capital expenditures.

•	Morococha mine
Throughput rates in 2017 are expected to be consistent with the record-breaking mining and processing rates achieved in 2016, while silver grades and recoveries remain similar year-over-year, resulting in consistent silver production. The 2017 forecast silver production is between 2.50 million and 2.60 million ounces, compared to the 2.54 million ounces produced in 2016. However, zinc and lead production are expected to significantly increase while copper production declines in 2017 compared with 2016, as a result of mine sequencing shifting towards zinc and lead-rich zones from copper-rich zones. Zinc and lead grades are expected to increase by approximately 20% and 36% year-over-year, respectively, while copper grades decrease by 65%, with recoveries following the same trends.
Cash costs are anticipated to decrease by up to 25% to between $3.15 and $4.15 per ounce in 2017, primarily as a result of higher base metal by-product credits, and better treatment and refining charges (“TCRC”), partially offset by higher operating costs. Operating costs are expected to increase by approximately 8% primarily due to an increase in underground mine advances, greater maintenance costs and modest wage and supply cost escalations.
Morococha’s expected sustaining capital of $9.0 million to $10.0 million for 2017 is 8% to 17% lower than the $10.9 million for 2016. The planned 2017 sustaining capital expenditures include: $4.1 million in underground mine

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equipment additions, replacements and overhauls; $2.2 million for near mine exploration; and $1.7 million for raise bore developments.
AISCSOS for 2017 is expected to be between $8.25 and $9.75, roughly consistent with the $9.32 reported in 2016, primarily due to the expected decrease in sustaining capital and increase in by-product production levels being offset by higher operating costs.

•	San Vicente mine
Throughput rates, silver grades and recoveries are expected to be reasonably consistent with those achieved for 2016, leading to flat silver production. The 2017 forecast silver production is between 4.40 million and 4.50 million ounces, compared to the 4.43 million ounces produced in 2016. Anticipated enhanced zinc recoveries, combined with slightly increased throughput levels, should result in a 24% to 28% increase in zinc production. Copper and lead production is expected to remain relatively flat with 2016 levels.
Cash costs in 2017 are expected to decline by up to $1.05 per ounce to between $10.90 and $11.90 per ounce compared with 2016 due to larger by-product credits from higher base metal price assumptions and increased zinc production, offsetting operating cost increases. The escalating operating costs reflects the currency fixed at 6.91 Bolivian bolivianos ("BOB") per USD, coupled with an expected modest rate of inflation.
Planned sustaining capital is between $12.0 million and $13.0 million in 2017, which reflects an increase from the $5.0 million spent in 2016. Major components of 2017 sustaining capital spending include: $4.0 million for a tailings facility expansion; $2.6 million for near mine exploration; $1.5 million on mine equipment refurbishment and replacements; $1.7 million on a new ramp and substation development; and $0.5 million on environmental related expenditures including further upgrades to the water treatment plant.
AISCSOS for 2017 is expected to be between $13.80 and $14.80, comparable to the $14.30 reported in 2016. Higher than expected sustaining capital investments in 2017 are anticipated to be offset by higher by-product credits.

•	Manantial Espejo mine
Open-pit operations at Manantial Espejo are expected to conclude in the first half of 2017, which is expected to result in slightly higher throughput rates as the amount of harder open pit ore feed to the plant declines, and the processing of material from stockpiles grows. Thus, the 2017 processing plan includes approximately 50%, 30% and 20% of the ore feed coming from stockpiles, the open pit and underground sources, respectively. The combination is expected to lead to processing similar silver grades but lower gold grades, resulting in a modest increase in silver production to between 3.30 million and 3.40 million ounces compared to 3.14 million ounces produced in 2016, and a 39% to 44% decrease in gold production.
A sharp increase in cash costs is expected in 2017 from the $4.28 per ounce reported in 2016. Cash costs are expected to be between $15.35 to $16.25 per ounce in 2017, with the increase primarily attributable to the anticipated decrease in gold by-product credits from lower gold production and the cancellation of the Patagonia port credit in December 2016, which provided a credit of approximately $3.65 per ounce in 2016. These factors are expected to be partially offset by lower operating costs, royalties and higher silver payable production. Operating costs are expected to be lower than in 2016, driven primarily by the shutdown of open pit mining in 2017. Continued high inflation is expected to be largely offset by anticipated currency devaluation.
Sustaining capital expenditure in 2017 of between $3.5 million and $4.5 million are expected to be slightly higher than 2016 capital expenditures of $2.9 million. Approximately $2.5 million of the 2017 capital budget is for near mine exploration with an additional $1.0 million for underground mining equipment.
AISCSOS for 2017 is expected to be between $16.90 and $18.10, a significant increase from the negative $2.08 reported in 2016 (which included NRV inventory adjustments that reduced AISCSOS by $7.11 per ounce) due mainly to the lower by-product credits and higher sustaining capital.

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MID-TERM OUTLOOK
The following table provides the Company’s estimates for silver production, gold production, cash costs, sustaining capital expenditures, and AISCSOS for fiscal 2018 and 2019. The increase in production and decrease in mid-point cash costs and AISCSOS reflect the impact of the Company’s mine expansion projects at La Colorada and Dolores.
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.

	2018	2019
Silver production – million ounces	26.0 - 28.0	26.5 - 29.5
Gold production – thousand ounces	170.0 - 185.0	175.0 - 200.0
Cash costs – $/oz (1)	5.60 - 7.10	5.20 - 6.80
Sustaining capital – $ millions	75.0 - 85.0	75.0 - 90.0
AISCSOS – $/oz (1)	10.00 - 12.20	9.30 - 11.60

(1)
2018 and 2019 forecasted cash costs per silver ounce, net of by-product credits, and AISCSOS were calculated using the following by-product metal prices assumptions: Au $1,200/oz, Zn $2,500/tonne, Pb $2,100/tonne, Cu $5,400/tonne. Exchange rates used relative to US$: Mexican Peso 20:1, Peruvian Sol 3.3:1, Argentinean Peso 17:1, Bolivian Boliviano 7:1. Cash costs and AISCSOS are non-GAAP measures, please refer to the Alternative Performance (Non-GAAP) Measures section of the MD&A for detailed descriptions of how these measures are calculated.

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2016 OPERATING PERFORMANCE
The following table provides silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three and twelve month periods ended December 31, 2016 and 2015:

	Silver Production (ounces ‘000s)				Cash Costs(1) ($ per ounce)
	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
La Colorada	1,665	1,423	5,795	5,327	4.38	7.28	6.15	7.41
Dolores	897	947	3,838	4,250	(5.93)	11.64	(1.08)	9.28
Alamo Dorado	401	818	1,864	2,970	22.80	5.49	16.02	11.41
Huaron	935	987	3,812	3,705	4.54	11.35	5.79	10.91
Morococha(2)	578	524	2,541	2,165	5.52	12.99	4.21	13.03
San Vicente(3)	1,050	1,081	4,433	4,118	11.22	11.12	11.95	11.57
Manantial Espejo	779	1,005	3,136	3,583	14.61	6.48	4.28	7.33
Consolidated Total (4)	6,306	6,785	25,419	26,119	6.66	9.09	6.29	9.70

(1)
Cash costs is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the 2016 Financial Statements.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

(4)	Totals may not add due to rounding.

•	2016 Silver Production
The chart below presents silver production by mine in 2016:
Consolidated silver production of 6.31 million ounces in Q4 2016 was 0.48 million ounces lower than that produced in the three months ended December 31, 2015 (“Q4 2015”). The decrease primarily reflected anticipated production declines at Alamo Dorado and Manantial Espejo, which were 0.42 million ounces and 0.23 million less than that produced in Q4 2015, respectively. These declines were partially offset from higher silver production at La Colorada, which produced 0.24 million ounces more than in Q4 2015.
For the twelve-month period, silver production totaled 25.42 million ounces in 2016, 0.70 million ounces lower than the 26.12 million ounces produced in 2015. The anticipated decrease in production reflected declining stockpile

Pan American Silver Corp.	13

grades at Alamo Dorado, open-pit mining nearing completion at Manantial Espejo, and mine sequencing into lower silver grades ore at Dolores.

•	2016 Cash Costs
Consolidated cash costs per ounce of silver for the three and twelve months ended December 31, 2016, were $6.66 and $6.29, respectively, which compared to $9.09 and $9.70 for the three and twelve months ended December 31, 2015, representing reductions of 27% and 35%, respectively.
The quarter-over-quarter reduction in cash costs was the result of increased by-product credits, primarily from higher zinc and lead production and improved prices for all by-product metals, as well as the benefit of export incentives offered at Manantial Espejo.
The decline in annual cash costs was achieved through increased zinc and lead production and prices combined with higher gold prices, the benefit of export incentives at Manantial Espejo, and lower direct operating costs, most notably at Alamo Dorado, Dolores and Morococha.
Each operation’s cash costs and period-over-period variances are separately discussed in the “Individual Mine Performance” section of this MD&A.

•	2016 By-Product Production
The following table provides the Company’s by-product production for the three and twelve months ended December 31, 2016, and the comparable periods in 2015:

	By-Product Production
	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Gold – koz	43.9	48.2	183.9	183.7
Zinc – kt	13.2	11.5	51.9	40.6
Lead – kt	5.5	4.1	20.2	14.6
Copper – kt	3.1	4.0	14.4	15.0
Gold production during Q4 2016 was 9% lower than Q4 2015, as anticipated, with production decreases of 8.3 thousand ounces and 6.5 thousand ounces at Manantial Espejo and Alamo Dorado, respectively, more than offsetting the 10.6 thousand ounce increase at Dolores.
2016 annual gold production of 183.9 thousand ounces was comparable to the 183.7 thousand ounces produced in 2015. An increase of 23.6 thousand ounces at Dolores from improved gold grades offset declines of 12.0 thousand ounces and 10.4 thousand ounces at Alamo Dorado and Manantial Espejo, respectively.
During Q4 2016, Pan American produced 13.2 thousand tonnes of zinc and 5.5 thousand tonnes of lead, 15% and 34% more than in Q4 2015, respectively. Q4 2016 copper production of 3.1 thousand tonnes was 0.90 thousand tonnes less than in Q4 2015. Annual base metal production in 2016 of 51.9 thousand tonnes of zinc, 20.2 thousand tonnes of lead, and 14.4 thousand tonnes of copper were 28% higher, 39% higher, and 4% lower, respectively, compared with 2015 base metal production. Both the year-over-year and quarter-over-quarter variances in base metal production were driven mainly by higher zinc and lead grades at La Colorada and the Peruvian mines, as well as lower copper grades at the Peruvian mines.

Pan American Silver Corp.	14

•	2016 Average Market Metal Prices
The following tables set out the average market price for each metal produced for the three and twelve months ended December 31, 2016, together with prices for the comparable periods in 2015:

	Average Market Metal Prices
	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Silver/ounce	$17.19	$14.77	$17.14	$15.68
Gold/ounce	$1,222	$1,106	$1,251	$1,160
Zinc/tonne	$2,517	$1,613	$2,095	$1,928
Lead/tonne	$2,149	$1,681	$1,872	$1,784
Copper/tonne	$5,277	$4,892	$4,860	$5,495

•	2016 AISCSOS
The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for the three and twelve months ended December 31, 2016, as compared to the same periods in 2015:

	Payable Silver Sold (ounces ‘000s)				AISCSOS(1) ($ per ounce)
	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
La Colorada	1,561	1,263	5,486	5,109	5.52	9.75	7.49	9.57
Dolores	895	1,048	3,839	4,448	2.96	21.55	8.29	12.67
Alamo Dorado	286	726	1,967	2,944	28.44	7.93	14.85	12.72
Huaron	759	774	3,233	3,009	12.62	18.74	11.11	16.89
Morococha	526	483	2,377	1,995	15.02	21.02	9.32	19.21
San Vicente	1,332	1,448	4,264	4,019	12.43	11.00	14.30	11.91
Manantial Espejo	779	978	3,033	3,655	3.77	10.96	(2.08)	18.81
Consolidated Total (2)	6,138	6,719	24,200	25,180	10.38	14.76	10.17	14.92

(1)
AISCSOS is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements. G&A costs are included in the consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.

(2)	Totals may not add due to rounding.

Consolidated AISCSOS for the three and twelve months ended December 31, 2016, were $10.38 and $10.17, respectively, which compared to $14.76 and $14.92 for the comparable periods of 2015, representing reductions of 30% and 32%, respectively.
The decrease in quarter-over-quarter AISCSOS mainly reflects: positive NRV inventory adjustments at Manantial Espejo and Dolores; increased by-product credits from stronger by-product metal prices and higher quantities of zinc and lead sold; lower production costs; and export incentives at Manantial Espejo. Partially offsetting these positive impacts were increased sustaining capital (largely at Dolores), and a decrease in the volume of silver sold. The decrease in annual AISCSOS was driven primarily by the same factors that were responsible for the reduction in quarter-over-quarter AISCSOS described above.

•	Individual Mine Performance
The following tables summarize the 2016 metal production, cash costs and AISCSOS achieved for each individual operation compared to the amounts initially forecast in the annual MD&A for the fiscal year ended December 31, 2015. Reported metal figures included in tables in this section are volumes of metal produced.

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For the purposes of these comparisons, the symbols have the following meanings:

✓✓	Actual results were better than 2016 initial annual guidance range
✓	Actual results met 2016 initial annual guidance range
✗	Actual results fell short of initial 2016 annual guidance range

	2016 Silver Production (million ounces)			2016 Cash Costs(1) ($ per ounce)			2016 AISCSOS(1) ($ per ounce)
	Forecast (2)	Actual		Forecast (2)	Actual		Forecast (2)	Actual
La Colorada	5.60 – 5.70	5.80	✓✓	$7.75 – $8.25	$6.15	✓✓	$9.25 – $10.30	$7.49	✓✓
Dolores	3.40 – 3.60	3.84	✓✓	$5.00 – $6.50	(1.08)	✓✓	$17.00 – $18.90	$8.29	✓✓
Alamo Dorado	1.00 – 1.20	1.86	✓✓	$13.50 – $14.50	16.02	✗	$13.80 – $15.30	$14.85	✓
Huaron	3.65 – 3.80	3.81	✓✓	$12.25 – $13.25	5.79	✓✓	$14.40 – $16.00	$11.11	✓✓
Morococha(3)	2.45 – 2.60	2.54	✓	$12.00 – $13.75	4.21	✓✓	$15.40 – $17.10	$9.32	✓✓
San Vicente(3)	4.30 – 4.35	4.43	✓✓	$11.25 – $11.75	11.95	✗	$12.00 – $13.30	$14.30	✗
Manantial Espejo	3.60 – 3.75	3.14	✗	$9.25 – $10.75	4.28	✓✓	$10.0 – $11.10	$(2.08)	✓✓
Consolidated Total(4)	24.00 – 25.00	25.42	✓✓	$9.45 – $10.45	$6.29	✓✓	$13.60 – $ 14.90	$10.17	✓✓

(1)
Cash Costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements.

(2)	Forecast amount per guidance included in the annual MD&A for fiscal 2015 dated March 24, 2016.

(3)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(4)	Totals may not add due to rounding.

	2016 Gold Production (koz)			2016 Zinc Production (kt)
	Forecast (1)	Actual		Forecast (1)	Actual
La Colorada	2.7 – 2.9	2.9	✓	9.5 – 10.0	11.40	✓✓
Dolores	97.0 – 102.0	102.8	✓✓	—	—	—
Alamo Dorado	7.0 – 8.0	8.4	✓✓	—	—	—
Huaron	0.7 – 0.8	0.8	✓	13.0 – 13.5	19.94	✓✓
Morococha(2)	3.0 – 3.2	2.1	✗	16.10 – 17.0	15.46	✗
San Vicente(2)	—	—	—	7.4 – 7.5	5.08	✗
Manantial Espejo	64.6 – 68.1	66.9	✓	—	—	—
Consolidated Total(3)	175.0 – 185.0	183.9	✓	46.0 - 48.0	51.90	✓✓

(1)	Forecast amount per guidance included in the annual MD&A for fiscal 2015 dated March 24, 2016.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(3)	Totals may not add due to rounding.

	2016 Lead Production (kt)			2016 Copper Production (kt)
	Forecast (1)	Actual		Forecast (1)	Actual
La Colorada	4.8 – 4.9	6.00	✓✓	—	—	—
Dolores	—	—	—	—	—	—
Alamo Dorado	—	—	—	0.0 – 0.01	0.03	✓✓
Huaron	6.7 – 6.9	10.72	✓✓	5.50 – 5.70	6.07	✓✓
Morococha(2)	2.7 – 2.8	2.94	✓✓	7.49 – 7.79	7.74	✓
San Vicente(2)	0.8 – 0.9	0.59	✗	—	0.55	✓✓
Manantial Espejo	—	—	—	—	—	—
Consolidated Total(3)	15.0 – 15.5	20.24	✓✓	13.0 – 13.5	14.40	✓✓

(1)	Forecast amount per guidance included in the annual MD&A for fiscal 2015 dated March 24, 2016.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(3)	Totals may not add due to rounding.

Pan American Silver Corp.	16

	2016 Capital Investment ($ millions)
	Forecast (1)	Actual (2)
La Colorada	$8.0 – $10.5	$9.9
Dolores	$39.0 – $42.0	$40.4
Huaron	$6.0 – $7.5	$11.1
Morococha	$7.0 – $8.5	$10.3
San Vicente	$3.0 – $4.0	$4.9
Manantial Espejo	$2.0 – $2.5	$2.9
Sustaining Capital Sub-total(2)	$65.0 – $75.0	$79.5
La Colorada Expansion Project	$64.0 – $66.5	$52.9
Dolores Expansion Project	$71.0 – $73.5	$66.1
Project Capital Sub-total(3)	$135.0 – $140.0	$119.0
2016 Total Capital(3)	$200.0 – $215.0	$198.5

(1)	Forecast amount per guidance included in the annual MD&A for fiscal 2015 dated March 24, 2016.

(2)
The sustaining capital amounts capitalized in 2016 were $9.9 million less than the $89.4 million of 2016 sustaining capital cash outflows, as shown in the tables included in the following individual mine discussions as well as in the 2016 AISCSOS calculation, shown in the “Alternative Performance (non-GAAP) Measures” section of this MD&A. The difference is due to the timing between the cash payment of capital investments compared to the period in which capital investments are made.

(3)	Totals may not add due to rounding.

An analysis of each operation for the year ended December 31, 2016, as compared to the operating performance for the year ended December 31, 2015, as well as an analysis of the 2016 operating performance compared to management’s initial 2016 forecast follows. The Project Capital amounts invested in 2016 are further discussed in the 2016 Project Development Update section of this MD&A.
La Colorada mine

	Twelve months ended December 31
	2016	2015
Tonnes milled - kt	528.8	485.4
Average silver grade – grams per tonne	377	379
Average zinc grade - %	2.63	2.20
Average lead grade - %	1.31	1.01
Average silver recovery - %	90.3	90.1
Average zinc recovery - %	82.2	83.6
Average lead recovery - %	86.5	86.8
Production:
Silver – koz	5,795	5,327
Gold – koz	2.93	2.63
Zinc – kt	11.40	8.91
Lead – kt	6.00	4.26

Cash cost per ounce net of by-products(1)	$6.15	$7.41

AISCSOS(2)	$7.49	$9.57

Payable silver sold - koz	5,486	5,109

Sustaining capital - (’000s)(3)	$10,545	$9,869

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements.

(3)
Sustaining capital expenditures excludes $54.0 million of investing activity cash outflow for the year ended December 31, 2016 (2015: $48.2 million) related to investment capital incurred on the La Colorada expansion project as disclosed in the “2016 Project Development Update” section of this MD&A.

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2016 versus 2015
The La Colorada mine produced 9% more silver in 2016 compared with 2015 due to a 9% increase in throughput rates and stable silver grades. The improved throughput was achieved as a result of the expansion project that was largely completed in Q4 2016. During 2016, the mine also increased the production of zinc and lead by 28% and 41%, respectively. The increase in base metals production was a function of a 9% higher throughput rate and improved zinc and lead grades of 20% and 30%, respectively, as the expansion project predominately increases sulphide ore production.
The 2016 cash costs of $6.15 per ounce of silver were $1.26 lower than the $7.41 per ounce cash costs in 2015. The 17% decrease reflects the combined effect of a 9% increase in payable silver ounces produced, and a 30% increase in by-product credits per ounce. The increased by-product credits were driven by higher lead and zinc production and prices.
2016 AISCSOS of $7.49 decreased 22% from $9.57 in 2015, due primarily to the increased by-product credits discussed and a 7% increase in the number of silver ounces sold, partially offset by higher TCRCs and increased sustaining capital.
Sustaining capital cash outflows at La Colorada during 2016 totaled $10.5 million, slightly more than the $9.9 million in 2015. Sustaining capital in 2016 related primarily to ventilation raise bores, equipment replacements and rehabilitations, exploration drilling, tailings facility expansion and access road works. Sustaining capital excludes $54.0 million spent on the La Colorada expansion project during the year (2015 - $48.2 million), which is further described in the 2016 Project Development Update section of this MD&A.
2016 versus Guidance
2016 silver production at La Colorada of 5.80 million ounces was 2% more than the high end of management’s original forecast range of 5.60 million to 5.70 million ounces, primarily as a result of realizing higher than expected throughput rates. Similarly, base metal production benefited from better than expected grades as well as throughput rates, resulting in zinc and lead production exceeding the original guidance by 14% and 22%, respectively. The higher throughput also resulted in 2016 gold production being on the high end of the amount forecast for 2016.
Actual 2016 cash costs of $6.15 per ounce were lower than the low end of management’s original forecast range of between $7.75 and $8.25 per ounce. Cash costs at La Colorada in 2016 were positively influenced by larger than expected by-product credits driven by higher zinc and lead prices and production, as well as greater payable silver production than originally expected.
2016 AISCSOS of $7.49 was lower than the low end of management’s forecast range of between $9.25 and $10.30. The main drivers were higher than expected zinc and lead by-product credits and the greater quantities of silver sold, partially offset by higher than expected TCRCs.
Sustaining capital additions in 2016 totaled $9.9 million, which was consistent with the original forecast range of $8.00 to $10.50 million. Sustaining capital cash outflows in 2016 of $10.5 million were higher than additions due to the timing of cash payments for capital investments.

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Dolores mine

	Twelve months ended December 31,
	2016	2015
Tonnes placed - kt	6,306.5	6,108.9
Average silver grade – grams per tonne	37	44
Average gold grade – grams per tonne	0.75	0.57
Average silver produced to placed ratio - %	50.8	49.7
Average gold produced to placed ratio - %	67.7	70.9
Production:
Silver – koz	3,838	4,250
Gold – koz	102.76	79.14

Cash cost per ounce net of by-products(1)	$(1.08)	$9.28

AISCSOS(2)	$8.29	$12.67

Payable silver sold - koz	3,839	4,448

Sustaining capital - (’000s)(3)	$48,079	$25,162

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements.

(3)
Sustaining capital expenditures exclude $65.1 million of investing activity cash outflow for the year ended December 31, 2016 (2015: $28.0 million) related to investment capital incurred on Dolores expansion projects, as disclosed in the “2016 Project Development Update” section of this MD&A.

2016 versus 2015
Dolores produced 3.84 million ounces of silver in 2016, which is 10% lower than the 4.25 million ounces produced in 2015. The decline is a result of expected lower silver grades partially offset by increased throughput. Gold production of 102.8 thousand ounces in 2016 was 30% higher than the 79.1 thousand ounces produced in 2015, and was primarily due to an expected 32% improvement to grades.
Negative cash costs of $1.08 per ounce of silver in 2016 were $10.36 per ounce lower than in 2015. The significant decrease in cash costs was mainly due to higher gold production and prices, and lower direct operating costs largely driven by favorable diesel fuel prices, partially offset by lower payable silver production.
2016 AISCSOS of $8.29 decreased $4.38 from $12.67 in 2015. The decrease was largely due to increased by-product credits from higher gold production and gold prices, decreased direct operating costs, and $11.0 million higher positive NRV inventory adjustments, partially offset by a $22.9 million increase in sustaining capital expenditures.
2016 sustaining capital expenditures at Dolores totaled $48.1 million, comprised primarily of open pit pre-stripping, leach pad expansion, and investments in mine equipment rehabilitations. The $22.9 million increase in sustaining capital in 2016 over 2015 was primarily due to the timing of 2015 capital payments, which carried over to 2016, as well as additional leach pad capital.
2016 versus Guidance
2016 silver production of 3.84 million ounces exceeded the top-end of management’s original guidance range of 3.40 million to 3.60 million ounces, primarily because of better than anticipated stacking rates. Gold production of 102.8 thousand ounces was slightly ahead of the high end of management’s guidance range of 97.0 thousand to 102.0 thousand ounces.
Negative cash costs of $1.08 per ounce of silver were significantly lower than the the low end of the original guidance range of $5.00 to $6.50 per ounce. The better than expected cash costs were mainly the result of better than forecast by-product credits from higher gold prices and lower than expected direct operating costs, largely driven by favorable diesel credit government incentives, lower international fuel prices and the devalued Mexican peso ("MXN").

Pan American Silver Corp.	19

2016 AISCSOS of $8.29 was lower than the low end of management’s forecast range of between $17.00 and $18.90, primarily because of positive $22.4 million NRV adjustments in the year and the previously described higher than expected gold by-product credits, partially offset by lower than expected quantities of silver sold.
Sustaining capital additions in 2016 totaled $40.4 million, which was within the original forecast range of $39.0 million to $42.0 million. 2016 capital investments benefited from the devalued MXN. Sustaining capital cash outflows of $48.1 million were higher than additions due to the timing of cash payments for capital investments.
Alamo Dorado mine

	Twelve months ended December 31,
	2016	2015
Tonnes milled - kt	1,833.1	1,798.6
Average silver grade – grams per tonne	45	62
Average gold grade – grams per tonne	0.18	0.39
Average silver recovery - %	68.8	82.9
Production:
Silver – koz	1,864	2,970
Gold – koz	8.38	20.34
Copper – tonnes	30	100

Cash cost per ounce net of by-products(1)	$16.02	$11.41

AISCSOS(2)	$14.85	$12.72

Payable silver sold - koz	1,967	2,944

Sustaining capital - (’000s)	$—	$—

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements.

2016 versus 2015
Alamo Dorado silver production of 1.86 million ounces in 2016 was 37% lower than in 2015, primarily the result of lower silver grades from processing of only surface stockpiles. Similarly, gold production decreased by 59%, primarily due to lower grades contained in the processed surface stockpiles.
Cash costs for 2016 were $16.02 per ounce of silver, a $4.61 per ounce increase from $11.41 per ounce cash costs in 2015. The majority of the increase reflects a decline in payable silver and gold production due to reduced grades. Partially offsetting these increases to cash costs were decreases in direct operating costs attributable to the termination of open pit mining activities and favorable currency exchange rate movements.
2016 AISCSOS of $14.85 increased $2.13 from $12.72 in 2015. The increase was largely attributable to processing lower grade stockpiled material, which resulted in a 33% decrease in the volume of silver ounces sold, and lower by-product credits, driven by a 59% decrease in the quantity of gold sold, partially offset by higher gold prices.
No sustaining capital expenditures were incurred at Alamo Dorado during 2016 or 2015.
2016 versus Guidance
Alamo Dorado’s silver production in 2016 of 1.86 million ounces was 55% more than the high end of management’s original forecast range of 1.00 million to 1.20 million ounces. The better than forecast production was due to higher metal prices supporting continued processing of lower-grade surface stockpiles, whereas the mine was originally expected to stop producing in mid 2016.

Pan American Silver Corp.	20

Actual cash costs of $16.02 per ounce were higher than the high end of management’s original forecast range of $13.50 to $14.50, due largely to the unexpected processing of lower margin, yet economic, stockpiles throughout 2016.
2016 AISCSOS of $14.85 was within management’s original forecast range of $13.80 to $15.30 per ounce, benefiting from higher quantities of payable silver sold than produced.
As forecasted, there were no sustaining capital expenditures at Alamo Dorado during 2016.
Huaron mine

	Twelve months ended December 31,
	2016	2015
Tonnes milled - kt	904.4	894.5
Average silver grade – grams per tonne	157	157
Average zinc grade - %	3.01	2.41
Average lead grade - %	1.51	1.08
Average copper grade - %	0.90	0.97
Average silver recovery - %	84.1	83.2
Average zinc recovery - %	74.3	63.8
Average lead recovery - %	79.4	73.1
Average copper recovery - %	75.5	78.5
Production:
Silver – koz	3,812	3,705
Gold – koz	0.81	1.05
Zinc – kt	19.94	13.55
Lead – kt	10.72	6.92
Copper – kt	6.07	6.70

Cash cost per ounce net of by-products(1)	$5.79	$10.91

AISCSOS(2)	$11.11	$16.89

Payable silver sold – koz	3,233	3,009

Sustaining capital - (’000s)	$11,994	$13,610

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements.

2016 versus 2015
Slightly higher year-over-year throughput rates and recoveries resulted in 3% higher silver production in 2016 compared with 2015. During 2016, Huaron produced 19.9 thousand tonnes of zinc and 10.7 thousand tonnes of lead, which were 47% and 55% more than in 2015, respectively, while copper production of 6.1 thousand tonnes was 9% less than 2015. The year-over-year differences in base metal production were a function of variations in grades and recoveries due to mine sequencing.
Huaron cash costs of $5.79 per ounce declined 47% because of significantly higher by-product zinc and lead production and prices, which more than offset lower copper production and prices.
2016 AISCSOS of $11.11 was 34% lower than the $16.89 in the previous year. The decrease was attributable to the significantly higher by-product credits, which more than offset the higher TCRCs and higher direct operating costs due to increased throughput and increases in certain consumables.

Pan American Silver Corp.	21

Sustaining capital expenditures at the Huaron mine during 2016 totaled $12.0 million compared to $13.6 million in 2015. Capital investments in 2016 related primarily to equipment replacements, exploration drilling, and a tailings storage facility expansion.
2016 versus Guidance
2016 throughput rates and silver grades were consistent with expectations, while recoveries were slightly better than expected, which resulted in production of 3.81 million ounces being slightly higher than the high end of management’s original 2016 guidance of 3.65 million ounces to 3.80 million ounces.
Zinc, lead, and copper production were 48%, 55%, and 6% higher than the high end of management’s forecast ranges of between 13.00 and 13.50 thousand tonnes, 6.70 and 6.90 thousand tonnes, and 5.50 and 5.70 thousand tonnes, respectively. By-product metal production exceeded management’s forecast amounts due to better than expected grades and recoveries for all metals, except for copper where recoveries were lower than expected.
Actual 2016 cash costs of $5.79 per ounce were 53% lower than the low end of management's original forecast range of $12.25 to $13.25 per ounce, primarily because of higher than anticipated by-product credits due to both price and quantity.
2016 AISCSOS of $11.11 was 23% lower than the low end of management’s original forecast range of $14.40 to $16.00, as a result of higher than anticipated by-product credits described above.
Sustaining capital additions in 2016 totaled $11.1 million, which was higher than the high end of management's original forecast range of $6.0 million to $7.5 million due to capturing opportunities to secure additional narrow-vein underground mining equipment and more significant exploration activities. Sustaining capital payments of $12.0 million were higher than additions due to the timing of payments versus accruals.
Morococha mine(1)

	Twelve months ended December 31,
	2016	2015
Tonnes milled – kt	672.8	637.2
Average silver grade – grams per tonne	135	124
Average zinc grade - %	3.15	2.83
Average lead grade - %	0.75	0.71
Average copper grade - %	1.44	1.52
Average silver recovery - %	88.4	85.2
Average zinc recovery - %	73.2	64.1
Average lead recovery - %	60.0	59.0
Average copper recovery - %	82.6	85.8
Production:
Silver – koz	2,541	2,165
Gold – koz	2.14	3.22
Zinc – kt	15.46	11.37
Lead – kt	2.94	2.56
Copper – kt	7.74	8.16

Cash cost per ounce net of by-products (2)	$4.21	$13.03

AISCSOS(3)	$9.32	$19.21

Payable silver sold (100%) - koz	2,377	1,995

Sustaining capital (100%) - (’000s)	$10,945	$7,713

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements.

Pan American Silver Corp.	22

2016 versus 2015
In 2016, higher silver grades, throughput, and recoveries led to a silver production increase of 17% as compared to 2015, a result of higher production rates from silver-rich ore bodies.
During 2016, Morococha produced 15.5 thousand tonnes of zinc and 2.9 thousand tonnes of lead, which were 36% and 15% more than in 2015, respectively, while copper production of 7.7 thousand tonnes was 5% less than 2015. The year-over-year difference in base metal production was a function of grades and recoveries on account of mine sequencing.
Cash costs of $4.21 per ounce in 2016 declined 68% over 2015 because of substantially lower unit operating costs per tonne, driven by benefits from mechanization of mining in larger ore bodies, a 15% increase in payable silver production, and increased by-product credits per ounce from zinc and lead production and prices.
2016 AISCSOS of $9.32 was 51% lower than $19.21 in 2015. The year-over-year reduction was attributable to an 11% reduction in production costs due to mechanization efforts in the larger ore bodies, a 9% increase in by-product credits due to increased quantities and prices of both zinc and lead, and an 18% reduction in TCRCs on concentrate, all of which more than offset a 42% increase in sustaining capital.
Sustaining capital expenditures during 2016 totaled $10.9 million, up $3.2 million from 2015. The increase is primarily related to the Manuelita mine area deepening activities, additional mine equipment purchases and expanded exploration drilling.
2016 versus Guidance
2016 silver production was in the mid-point of management’s guidance range of 2.45 million to 2.60 million ounces as a result of better than expected recoveries being offset by lower realized silver grades.
Results for by-product metal production were mixed relative to guidance, all associated with mine sequencing decisions. Gold and zinc underperformed guidance of 3.0 to 3.2 thousand ounces and 16.1 to 17.0 thousand tonnes by 29% and 4%, respectively. Copper production was in the mid-point of management’s guidance range of 7.5 to 7.8 thousand tonnes, while lead production exceeded the higher end of management’s guidance of 2.7 to 2.8 thousand tonnes, by 5%.
Actual 2016 cash costs of $4.21 per ounce were 65% below the low end of our forecast range of $12.00 to $13.75 per ounce. This was attributable to the lower than expected operating costs realized from efficiency gains related to mechanized mining of the larger ore bodies, and lower than expected concentrate TCRC rates.
2016 AISCSOS of $9.32 was 39% lower than the lower end of management’s guidance range of $15.40 to $17.10. This was a result of lower than anticipated production costs and TCRCs, partially offset by higher than expected sustaining capital.
Sustaining capital additions in 2016 totaled $10.3 million, which were higher than the high end of management's original forecast range of $7.0 to $8.5 million due to increased near mine exploration development, additional mine equipment acquisitions, and better than expected advancements in the Manuelita mine deepening. Sustaining capital cash payments of $10.9 million in 2016 exceeded additions due to the timing of payments versus accruals.

Pan American Silver Corp.	23

San Vicente mine (1)

	Twelve months ended December 31,
	2016	2015
Tonnes milled – kt	338.9	330.8
Average silver grade – grams per tonne	443	422
Average zinc grade - %	2.05	2.65
Average lead grade - %	0.32	0.32
Average silver recovery - %	93.2	92.6
Average zinc recovery - %	73.0	77.6
Average lead recovery - %	84.2	80.4
Production:
Silver – koz	4,433	4,118
Zinc – kt	5.08	6.82
Lead – kt	0.59	0.84
Copper – kt	0.55	—

Cash cost per ounce net of by-products (2)	$11.95	$11.57

AISCSOS(3)	$14.30	$11.91

Payable silver sold (100%) - koz	4,264	4,019

Sustaining capital (100%) - (’000s)	$4,963	$3,286

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements.

2016 versus 2015
San Vicente achieved record silver production in 2016, which rose 8% over 2015, primarily due to higher grades and throughput. Production of lead declined 30% in 2016, due to marketing some of the concentrates as higher value copper-silver concentrate as opposed to lead-silver concentrate. As a result, copper production of 0.6 thousand tonnes was commercialized in 2016, more than offsetting the foregone revenue from the lower lead production. Zinc production was 26% lower than in 2015 because of lower zinc grades.
2016 cash costs of $11.95 per ounce increased 3% due to higher royalties resulting from increased metal prices, partially offset by higher silver payable production, and higher by-product credits. By-product credits in 2016 reflect higher zinc and lead prices and the addition of copper production, offset by lower payable zinc and lead production.
2016 AISCSOS increased by 20% to $14.30 from $11.91 in 2015, primarily due to the higher royalty costs from higher metal prices, and higher TCRCs, partially offset by 6% higher silver sales.
Sustaining capital expenditures during 2016 and 2015 totaled $5.0 million and $3.3 million, respectively, and were comprised mainly of mine infrastructure, and equipment rebuilds and replacements.
2016 versus Guidance
Attributable silver production in 2016 of 4.43 million ounces was 2% above the high end of management’s forecast range of 4.30 million to 4.35 million ounces, primarily because of higher than expected silver grades. Base metal production of zinc and lead were 31% and 26% below the low end of management’s forecast ranges of between 7.4 to 7.5 thousand tonnes and 0.8 to 0.9 thousand tonnes, respectively. Zinc grades were lower than expected, and production shifted from lead to copper to take advantage of commercial opportunities, resulting in unanticipated copper production of 0.6 thousand tonnes.
Actual cash costs of $11.95 per ounce of silver were 2% above the high end of management’s forecasted range of $11.25 to $11.75 per ounce, primarily as a result of higher royalty costs.

Pan American Silver Corp.	24

Similarly, 2016 AISCSOS of $14.30 was 7% above the high end of management’s forecast range of between $12.00 and $13.30, mainly due to higher than expected royalties and TCRCs.
Sustaining capital additions in 2016 totaled $4.9 million, higher than the high end of management's original forecast range of $3.0 to $4.0 million due primarily to increased near mine exploration activities. Sustaining capital cash payments of $5.0 million exceeded additions due to timing of payments versus accruals.
Manantial Espejo mine

	Twelve months ended December 31,
	2016	2015
Tonnes milled - kt	753.6	774.9
Average silver grade – grams per tonne	143	158
Average gold grade – grams per tonne	2.94	3.28
Average silver recovery - %	90.2	91.6
Average gold recovery - %	93.8	95.1
Production:
Silver – koz	3,136	3,583
Gold – koz	66.89	77.32

Cash cost per ounce net of by-products (1)	$4.28	$7.33

AISCSOS(2)	$(2.08)	$18.81

Payable silver sold - koz	3,033	3,655

Sustaining capital - (’000s)	$2,868	$14,061

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2016 Financial Statements.

2016 versus 2015
2016 silver production at Manantial Espejo was 12% lower than in 2015 mainly due to a 9% decrease in silver grades and a 3% decrease in throughput that resulted primarily from harder ores encountered at the Concepcion pit, as well as a two-week labour related work stoppage in the second quarter. 2016 gold production of 66.89 thousand ounces was 13% less than 2015 as a result of lower grades due to mine sequencing and decreased throughput.

2016 cash costs of $4.28 per silver ounce were $3.05 per ounce lower than the $7.33 per ounce in 2015. The main factors driving the significant decline were: the devaluation of the local currency; lower diesel prices; reduced direct selling costs from the elimination of the export tariff and a new export incentive credit; and higher by-product credits from improved gold prices offset by lower gold production. These factors were partially offset by a decline in payable silver ounces produced.

AISCSOS in 2016 decreased $20.89 from 2015 to negative $2.08. The majority of this decrease was attributable to the year-over-year variance in NRV inventory adjustments, where 2016 positive NRV inventory adjustments decreased AISCSOS by $7.11 per ounce compared to negative NRV adjustments that increased 2015 AISCSOS by $6.24 per ounce. The remainder of the decrease was due to lower direct operating costs, lower direct selling costs, and lower sustaining capital. These factors were partially offset by the decrease in number of silver ounces sold.
Sustaining capital expenditures in 2016 totaled $2.9 million, an $11.2 million decrease from $14.1 million in 2015. The significant decrease reflects the cessation of pre-stripping activities in the open-pit mine, which occurred in 2015. The 2016 sustaining capital consisted primarily of exploration drilling and equipment refurbishments.

Pan American Silver Corp.	25

2016 versus Guidance
2016 silver production was 13% lower than the bottom end of management’s original forecast range of 3.60 million to 3.75 million ounces due to harder ores encountered at the Concepcion pit hampering throughput, and an unanticipated two-week labour related work stoppage in the second quarter. Gold production of 66.89 thousand ounces in 2016 was within Management's original forecast of 64.60 thousand to 68.10 thousand ounces, as a result of higher than anticipated gold grades.
2016 cash costs of $4.28 per silver ounce were significantly lower than the low end of the forecast range of $9.25 to $10.75 per ounce. The main drivers for the lower than expected cash costs were higher than expected by-product credits from higher gold prices, lower than expected direct operating and selling costs from improved productivity, the elimination of the export tariff and the addition of an export incentive credit.
2016 AISCSOS of negative $2.08 was significantly lower than the low end of management’s original forecast range of between $10.00 and $11.10; this was mainly due to the unanticipated $21.5 million in positive NRV adjustments that reduced 2016 AISCSOS by $7.11 per ounce. In addition, 2016 AISCSOS reflects higher than expected by-product credits and lower than expected direct selling costs, partially offset by lower than expected silver sales.
Sustaining capital additions in 2016 totaled $2.9 million and were relatively consistent with management's original forecast range of $2.0 to $2.5 million.

Pan American Silver Corp.	26

2016 PROJECT DEVELOPMENT UPDATE
The following table reflects the amounts spent at each of Pan American’s major projects in 2016 as compared to 2015.

Project Development Investment
(thousands of USD)
	2016	2015
La Colorada Expansion (1)	$52,854	$48,601
Dolores Projects (2)	$66,116	$25,093
Total	$118,970	$73,694

(1)	Amounts capitalized for the projects during the year were $1.1 million less than the project cash outflows as a result of changes in accounts payable balances (2015: $0.4 million more)

(2)	Amounts capitalized for the project during the year were $1.0 million more than the project cash outflows as a result of changes in accounts payable balances (2015: $2.9 million less)

•	La Colorada Expansion Project
During 2016, the Company invested $52.9 million in the La Colorada expansion project and achieved the following milestones:

•
Commissioning the new 618-metre deep mine shaft in fully automatic mode took place in early September, ahead of schedule. The shaft was constructed with a safety performance of zero lost-time accidents experienced, and operated as expected throughout Q4 2016.

•	Commissioned the new sulphide ore processing plant in early August 2016. The design production throughput of 1,600 tonnes of ore per day was routinely achieved throughout Q3-2016 and Q4-2016.

•
Advanced the underground mine development. Ore production is expected to ramp up through 2017 to reach the designed 1,800 tpd by the end of the year, which will provide sufficient ore to enable the new sulphide ore plant and mine shaft to operate at full rates.

•
Advanced the construction of the new 115kV power line, including the receipt of environmental approvals and construction permits. One additional permit is required to complete the installation of the first section of the power line. Energization of the new line is expected in Q2 2017.

The $52.9 million invested in 2016 was less than the low end of management's original forecast range of $64.0 million to $66.5 million due largely to project management efficiencies, along with favorable foreign exchange rates and supplier terms resulting in the project advancing on schedule and under budget. The work remaining includes completing and energizing the new power line, and the project related underground development in the Estrella vein. The project is expected to be completed approximately 5% under budget.

•	Dolores Projects
During 2016, the Company invested $66.1 million in the Dolores expansion projects, with efforts directed at:

•
Advancing construction of the new pulp agglomeration plant, which involved: obtaining the necessary construction permits; the completion of civil earthworks; the completion of all detailed engineering; the receipt of all major equipment; the installation of two of three pressure filters, setting the rod mill and the secondary crusher; and progressing the installation of structural steel, piping and electrical systems for the plant.

•
Advancing the underground mine development, including: completing the main ramp decline; advancing a total of 2,800 metres of underground drift development; completing the first of two raise bore holes to surface to allow for mine ventilation; and diamond drilling of the mineral zone from the new underground openings.

Pan American Silver Corp.	27

•
Completed and energized the new 98 kilometre, 115 kV power line in early September on budget. The new power line connects the mine to the national power grid and is expected to result in annual savings of approximately $9.0 million.

The 2016 investment of $66.1 million was slightly lower than the low end of the $71.0 million to $73.5 million range originally forecast due to activities being behind the schedule originally anticipated. Overall, the Dolores expansion project is on schedule for an anticipated commissioning of the pulp agglomeration plant by mid-2017 and underground operations entering production by the end of 2017. The Dolores pulp agglomeration plant and underground expansion project has an estimated capital investment of approximately $112.4 million. By the end of 2017, this project is expected to increase silver and gold production through a combination of greater throughput and higher recoveries, with associated operational efficiencies helping to reduce cash costs.
OVERVIEW OF 2016 FINANCIAL RESULTS

•	Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters and years presented below are volatility of metal prices realized, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments. The fourth quarter of 2015 included impairment charges to Morococha, Dolores, and Alamo Dorado, while the third quarter of 2015 included impairment charges to Manantial Espejo. The fourth quarter of 2014 included impairment charges related to Dolores, Manantial Espejo, Alamo Dorado and certain exploration and development properties, including Navidad.

2016	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$158,275	$192,258	$233,646	$190,596	$774,775
Mine operating earnings	$16,698	$44,730	$88,495	$48,956	$198,879
Attributable earnings for the period	$1,738	$33,804	$42,766	$21,777	$100,085
Basic earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Diluted earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Cash flow from operating activities	$771	$66,019	$102,346	$45,668	$214,804
Cash dividends paid per share	$0.0125	$0.0125	$0.0125	$0.0125	$0.0500
Other financial information
Total assets					$1,898,141
Total long-term financial liabilities(1)					$118,594
Total attributable shareholders’ equity					$1,396,298

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities. .

Pan American Silver Corp.	28

2015	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$178,125	$174,189	$159,414	$162,960	$674,688
Mine operating earnings (loss)	$2,630	$(952)	$(25,996)	$(7,771)	$(32,089)
Attributable loss for the period	$(19,371)	$(7,322)	$(67,048)	$(132,909)	$(226,650)
Basic loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Diluted loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Cash flow from operating activities (1)	$11,848	$20,577	$32,866	$23,401	$88,692
Cash dividends paid per share	$0.125	$0.05	$0.05	$0.05	$0.275
Other financial information
Total assets					$1,715,037
Total long-term financial liabilities					$114,354
Total attributable shareholders’ equity					$1,297,222

2014	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$209,734	$200,847	$178,265	$163,096	$751,942
Mine operating earnings (loss)	$31,576	$10,245	$(12,378)	$(21,369)	$8,073
Attributable earnings (loss) for the period	$6,844	$(5,472)	$(20,254)	$(526,706)	$(545,588)
Basic earnings (loss) per share	$0.05	$(0.04)	$(0.13)	$(3.48)	$(3.60)
Diluted earnings (loss) per share	$0.05	$(0.04)	$(0.15)	$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345	$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,017,873
Total long-term financial liabilities					$79,823
Total attributable shareholders’ equity					$1,563,092

Pan American Silver Corp.	29

•	Income Statement, 2016 vs. 2015 :
Net earnings of $101.8 million was recorded in 2016 compared to a net loss of $231.6 million in 2015, which corresponds to a basic earnings and loss per share of $0.66 and ($1.49), respectively.
The following table highlights the key items that resulted in the net earnings for the year ended December 31, 2016, versus the net loss for the year ended December 31, 2015:

Net loss, year ended December 31, 2015 (in thousands of USD)		$(231,556)
Increased revenue:
Higher realized metal prices	$67,292
Higher quantities of metal sold	7,102
Beneficial settlement adjustments	15,154
Decreased direct selling costs	10,539
Total increase in revenue		$100,087
Decreased cost of sales:
Lower production costs net of increased royalty charges	$95,991
Lower depreciation and amortization	34,890
Total decrease in cost of sales		$130,881
Decreased impairment charges		150,268
Increased net gain on asset sales, commodity contracts, and derivatives		19,830
Increased dilution gain, net of share of loss from associate		7,946
Increased investment income and other expense, net		5,193
Decreased foreign exchange loss		3,950
Decreased exploration and project development expense		606
Increased income tax expense		(78,645)
Increased general and administrative expense		(5,636)
Increased interest and finance expense		(1,099)
Net earnings, year ended December 31, 2016		$101,825
The $333.4 million year-over-year increase to net earnings was primarily attributable to the $150.3 million decrease in pre-tax impairment charges, the $130.9 million decrease in cost of sales expense, the $100.1 million increase in revenue, and a $24.7 million increased gain on sale of mineral properties, plant and equipment, partially offset by the $78.6 million increase in income tax expense. The following describes these factors in more detail.
Revenue for the year ended December 31, 2016 was $774.8 million, a 15% increase from the $674.7 million of revenue in 2015. The major factors behind the revenue increase were: a $67.3 million price variance from higher metal prices realized for all metals, except copper; a $15.2 million increase from positive settlement adjustments in 2016 compared to negative adjustments in 2015; a $10.5 million decrease in direct selling costs, primarily relating to the 2016 benefit of Argentine export incentives; and a positive $7.1 million variance from higher quantities of base metals sold, net of lower quantities of silver and gold sold.
The following table reflects the metal prices that the Company realized, and the quantities of metal sold during each year. The Company’s 2016 average realized prices increased for all metals sold except copper. Year-over-year realized silver and gold prices increased by 12% and 8%, respectively. For base metals, the average realized prices for zinc and lead increased by 13% and 8%, respectively, while realized copper prices declined 9% from 2015. During 2016, the Company sold 4% less silver and 5% less gold than in 2015, resulting from the timing of sales and lower silver production. Base metals sales volumes increased 32%, 39%, and 6% from 2015 for zinc, lead and copper, respectively. Zinc and lead sales volume increases were largely attributable to increased production, while the increase in copper sales volumes was driven by the timing of sales.

Pan American Silver Corp.	30

	Realized Metal Prices		Quantities of Metal Sold
	Year ended December 31,		Year ended December 31,
	2016	2015	2016	2015
Silver(1) – koz	$17.35	$15.53	24,200	25,180
Gold(1) – koz	$1,251	$1,162	180.0	190.2
Zinc(1) – kt	$2,133	$1,889	45.8	34.7
Lead(1) – kt	$1,892	$1,745	18.8	13.5
Copper(1) – kt	$4,816	$5,314	13.5	12.8

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper.

Mine operating earnings for the year ended December 31, 2016 were $198.9 million, a $231.0 million increase from mine operating losses of $32.1 million recorded in the year ended December 31, 2015. The year-over-year increase was the result of the previously discussed $100.1 million revenue increase combined with a net $130.9 million decrease in cost of sales. The year-over-year costs of sales decrease was the result of decreased production costs and depreciation and amortization expense, partially offset by increased royalty costs.
2016 production costs of $428.3 million were $103.7 million, 19% lower than in 2015. The decline was largely attributable to a cost reducing variance in NRV inventory adjustments, along with lower direct operating costs. There were positive, production cost reducing inventory NRV adjustments of $42.8 million in 2016, compared to negative, production cost increasing, inventory NRV adjustments of $10.9 million in 2015. The positive year-over-year variance was primarily driven by metal price increases, and related to Manantial Espejo and Dolores, where positive adjustments of $21.5 million and $22.4 million were recognized in 2016, respectively. Lower direct operating costs were primarily from Alamo Dorado, Manantial Espejo, Dolores and Morococha mines. Production costs generally continue to benefit from productivity gains and lower consumable costs, aided by favorable exchange rate changes. Decreased mining activities at Alamo Dorado, and to a lesser degree Manantial Espejo, also contributed to the cost reduction.
Depreciation and amortization expense of $116.0 million in 2016 was $34.9 million lower than in 2015. The reduction was attributable to the decrease in depreciable assets, resulting largely from asset impairment charges taken in 2015, partially offset by the increase in certain depreciable assets, mainly at the Dolores mine. The decline in depreciation and amortization was most significant at the Manantial Espejo and Alamo Dorado mines, partially offset by a depreciation and amortization increase at Dolores.
Royalty costs in 2016 were $31.6 million, $7.7 million higher than those in 2015, because of the year-over-year increases in metal prices discussed above.
G&A expenses for the years ended December 31, 2016 and 2015 were $23.7 million and $18.0 million, respectively. The increase in G&A from 2015 was driven by severance costs and increased accruals for certain annual bonuses recorded in 2016 compared with 2015. Share-based compensation expense for 2016 and 2015 was $3.8 million and $2.6 million, respectively.
Exploration and project development expenses for the year ended December 31, 2016 were $11.3 million, comparable to the $11.9 million expense in 2015. Both 2016 and 2015 exploration and project development expenditures were primarily related to activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project, where approximately $3.4 million was spent in 2016 compared to approximately $6.8 million in 2015.
Foreign exchange (“FX”) losses for the year ended December 31, 2016 were $9.1 million compared with $13.0 million of losses incurred in 2015. The losses in 2016 are largely on MXN denominated treasury balances, and MXN and Argentinian peso (“ARS”) denominated Value Added Tax (“VAT”) receivables. Losses in 2015 resulted largely from MXN and CAD denominated treasury balances, and MXN and ARS denominated VAT receivables. The MXN devalued approximately 17% during 2016 compared to approximately 14% during 2015. The ARS devalued approximately 18% in 2016 compared to approximately 35% in 2015.  The CAD appreciated 3% during 2016 compared to the approximate 16% devaluation in 2015.

Pan American Silver Corp.	31

Impairments of mineral properties, plant and equipment assets of $150.3 million pre-tax ($106.0 million net of tax) were recorded in 2015, with no impairment charges recorded in 2016. The total 2015 pre-tax impairment of $150.3 million was comprised of total impairments of: $90.4 million to depletable mineral properties; $14.6 million to non-depletable mineral properties; and $45.3 million to plant and equipment assets.
When events or changes in circumstances indicate that the carrying value of mineral properties plant and equipment assets may not be recoverable, or previous impairments on assets are recoverable, the Company assesses impairment, or if previous impairment charges should be reversed. This assessment is done at the cash-generating unit (“CGU”) level, which is considered to be individual mine sites or development properties. The discount rates used to present value the Company’s life of mine cash flows are derived from the Company’s weighted average cost of capital, which was calculated as 6.4% for 2016 (2015 – 6.4%), with rates applied to the various mines and projects ranging from 5% to 9% depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.
The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates. The Company’s key assumptions for each impairment and impairment reversal test included the most current operating and capital costs information and risk-adjusted project specific discount rates.
The Company used an average of analysts’ consensus pricing for the first four years of its economic modeling for the purposes of the impairment and impairment reversal analysis ("Consensus prices"), and the Company's reserve prices for the long-term price assumptions for the remainder of each asset’s life. The net increase in metal prices over 2016 led to the Company increasing the price assumptions used to estimate mineral reserves at year-end. The prices used can be found in the key assumptions section below.
Management determined that fourth quarter changes in operating assumptions for the Dolores and Manatial Espejo mines, including but not limited to changes in year-end reserves and resources and mine-life estimates, when considered together with increases to the Company's reserve prices and to Consensus prices, could be indicative of changes in the assets' recoverable amounts significant enough to warrant either reversals of previous impairment charges, or additional impairment charges. As a result, management estimated the recoverable amounts of these mines as at December 31, 2016, determined on a fair value less costs to sell basis, and concluded that the carrying values were supportable and that no impairment charges or reversals were required.
The decrease in metal prices in the later half of 2015 led to the Company lowering its price assumptions used to estimate mineral reserves at year-end. As a result of the year-end reserve price reduction, and observed declines in near-term and mid-term consensus metal prices referenced in the Company’s life of mine cash flow models, management concluded that there was an indication of impairment to certain assets in the third and fourth quarter of 2015. Based on the Company’s estimation of the recoverable amounts of its mineral properties as at September 30, 2015, and December 31, 2015, determined on a fair value less costs to sell basis, the Company concluded that impairment charges were required during the year in respect of the Dolores, Alamo Dorado, Morococha, and Manantial Espejo mines.
As at December 31, 2015, the Company determined that the $434.3 million Net Carrying Amount of the Dolores mine including mineral properties, plant and equipment, and stockpile inventories, net of associated deferred tax assets and closure and decommissioning liabilities (the “Net Carrying Amount”), was greater than its then estimated recoverable amount of $413.6 million when using a 5.25% risk-adjusted discount rate. Based on the assessment at December 31, 2015, the Company recorded a further impairment charge related to the Dolores mine of $31.7 million before tax ($20.7 million net of tax).
As at December 31, 2015, the Company determined that the $12.9 million Net Carrying Amount of the Alamo Dorado mine was greater than its then estimated recoverable amount of $nil when using a 4.00% risk-adjusted discount rate. Based on this assessment, the Company wrote off the carrying value of the Alamo Dorado mine’s mineral property, plant and equipment assets included in the impairment charge of $9.1 million before tax ($6.0 million net of tax).
As at December 31, 2015, the Company determined that the $112.4 million Net Carrying Amount of the Morococha mine was greater than its then-estimated recoverable amount of $36.3 million when using a 6.50% risk-adjusted

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discount rate. Based on the assessment at December 31, 2015, the Company recorded an impairment charge related to the Morococha mine of $80.7 million before tax ($59.1 million net of tax).
As at September 30, 2015, the Company determined that the Net Carrying Amount of the Manantial Espejo mine of approximately $83.4 million was greater than its then-estimated recoverable amount of $29.9 million, when using an 8.25% risk-adjusted discount rate. Based on this assessment, the Company recorded an impairment charge related to the Manantial Espejo mineral property, plant and equipment assets of $28.8 million before tax ($20.2 million net of tax).
Key assumptions
The metal prices used to calculate the recoverable amounts at December 31, 2016, December 31, 2015 and September 30, 2015 for those assets where impairment or reversal of impairment indicators were determined to be present, are based on analyst consensus prices and the Company’s long-term reserve prices, and are summarized in the following tables:
Metal prices used at December 31, 2016

Commodity	Consensus prices				Long term prices
	2017	2018	2019	2020
Silver - $/oz	$19.34	$19.65	$19.73	$20.99	$18.50
Gold - $/oz	$1,312	$1,333	$1,324	$1,337	$1,300
Zinc - $/tonne	$2,572	$2,637	$2,575	$2,485	$2,200
Lead - $/tonne	$2,111	$2,143	$2,162	$2,154	$2,000
Copper - $/tonne	$5,239	$5,555	$5,891	$6,215	$5,000
Metal prices used at December 31, 2015

Commodity	Consensus prices				Long term prices
	2016	2017	2018	2019
Silver - $/oz	$16.01	$16.78	$17.11	$17.56	$17.00
Gold - $/oz	$1,156	$1,174	$1,192	$1,214	$1,180
Zinc - $/tonne	$2,026	$2,224	$2,341	$2,465	$1,800
Lead - $/tonne	$1,836	$1,949	$1,943	$2,011	$1,800
Copper - $/tonne	$5,219	$5,528	$5,926	$6,087	$5,000
Metal prices used at September 30, 2015

Commodity	Consensus prices				Long term prices
	2015	2016	2017	2018
Silver - $/oz	$16.17	$16.35	$17.35	$18.06	$18.50
Gold - $/oz	$1,183	$1,183	$1,201	$1,227	$1,250
The key assumptions in determining the recoverable value of the Company’s mineral properties are individual metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2016, the Company performed a sensitivity analysis on all key assumptions that assumed a modest (10%) adverse change to each individual assumption while holding the other assumptions constant.
At December 31, 2016, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of La Colorada, Alamo Dorado, San Vicente, Huaron, Morococha, or the Navidad project.  For the Manantial Espejo mine, which in 2015 had its carrying values adjusted to fair value less cost to sell through impairment charges, a modest increase in operating costs would reduce the recoverable amount below the carrying amount.  In the case of the Dolores mine, which in 2015 had its carrying

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values adjusted to fair value less cost to sell through impairment charges, a modest adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
At December 31, 2015, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of La Colorada, San Vicente and Huaron. In the case of the Dolores mine, the Alamo Dorado mine, the Manantial Espejo mine, the Morococha mine, and the Navidad project and certain non-core exploration properties, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
Gain on sale of mineral properties, plant and equipment for the year ended December 31, 2016 totaled $25.1 million compared to $0.4 million in 2015. The 2016 gains were primarily comprised of an $18.3 million gain recognized on the sale of a portion of the Company's interest in Compania Minera Shalipayco S.A.C. ("Shalipayco") to Votorantim Metais - Cajamarquilla S.A. ("Votorantim"), and a $6.6 million gain recognized in relation to the Maverix Metals Inc. ("Maverix") transaction.
In Q2 2016, the Company sold 75% of the shares in Shalipayco for $15.0 million in cash and a one percent (1%) net smelter returns royalty with a fair value of $3.3 million. Shalipayco is the owner of the Shalipayco zinc development project located in the departments of Pasco and Junin, Peru.
In July 2016, the Company closed its plan of arrangement with Maverix, whereby the Company transferred certain royalties and precious metals streams and payment agreements (the "Portfolio Assets") to Maverix in exchange for an approximately sixty three percent (63%) interest in Maverix on a fully diluted basis (the "Maverix Transaction"). A $6.6 million gain was recorded on the proportion of the Portfolio Assets transferred to owners of Maverix, other than the Company.
Share of loss from associate and dilution gain for the year ended December 31, 2016 was a net gain of $7.9 million, compared to $nil in 2015. With regard to the Maverix Transaction, it was determined that the Company has significant influence over, but does not control Maverix. As such, the investment in Maverix is considered an investment in associate, accounted for using the equity method, whereby the Company records its portion of Maverix's income or loss based on Pan American's fully diluted ownership interest in Maverix. During 2016, a $3.0 million loss was recognized for the Company's portion of Maverix's 2016 estimated losses. Further, in Q4 2016, Pan American exercised share purchase warrants in Maverix, and received replacement warrants in connection with Maverix acquiring additional royalties from Gold Fields Netherlands Services BV, a wholly owned subsidiary of Gold Fields Limited ("Gold Fields"). As a result, Pan American's ownership was diluted to approximately 40% of the total number of the issued and outstanding common shares of Maverix (approximately 43% on a fully-diluted basis). The net result of the transaction was the recognition of an $11.0 million dilution gain in Q4 2016, representing the difference between the fair value of the portion of the Gold Fields assets acquired by the Company and the interest in Maverix lost from dilution.
Investment income for the year ended December 31, 2016 totaled $1.4 million, comparable to $2.5 million in 2015, and continued to consist mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio.
Interest and finance expense for the year ended December 31, 2016 was $9.6 million compared to $8.5 million recorded for the year ended December 31, 2015. The expenses were comprised of accretion of the Company’s closure liabilities and interest and fees associated with the revolving credit facility, short-term loans and leases. The comparable year-over-year amounts were the net result of increased accretion expense related to certain closure liabilities, offset by decreased interest paid as debt balances were reduced during 2016.

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Income tax expense for the year ended December 31, 2016 was $74.4 million, which was a $78.6 million increase from the $4.2 million recovery recorded in 2015. The 2016 and 2015 income tax expense and recovery were comprised of current and deferred income taxes as follows:

(In thousands of USD, except as noted)	2016	2015
Current tax expense (recovery)
Recognized in profit or loss in current year	$44,751	$18,079
Adjustments recognized in the current year with respect to prior years	(720)	(2,225)
	44,031	15,854
Deferred tax expense (recovery)
Deferred tax expense (recovery) recognized in the current year	27,942	(14,241)
Adjustments recognized in the current year with respect to prior years	1,124	(1,747)
Adjustments to deferred tax attributable to changes in tax rates and laws	1,302	—
Reduction in deferred tax liabilities due to tax impact of impairment of mineral properties, plant, and equipment	—	(44,512)
De-recognition of previously recognized deferred tax assets	—	44,218
Benefit from previously unrecognized losses	(7,861)	—
Increase in deferred tax liabilities due to tax impact of net realizable value reversal (charge) to inventory	7,908	(3,771)
	30,415	(20,053)
Income tax expense (recovery)	$74,446	$(4,199)
The increase in income tax expense from 2015 was primarily a consequence of the increase in net earnings in 2016 compared to 2015, and the effects of various temporary and permanent differences. These factors resulted in an effective tax rate that varies considerably from the comparable period, and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes, as shown in the following table:

(In thousands of USD, except as noted)	2016	2015
Earnings (loss) before taxes and non-controlling interest	$176,271	$(235,755)
Statutory Canadian income tax rate	26.00%	26.00%
Income tax expense (recovery) based on above rates	$45,830	$(61,296)
Increase (decrease) due to:
Non-deductible expenditures	5,082	5,683
Foreign tax rate differences	9,729	(17,626)
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	1,794	2,717
- Other deferred tax assets	(14,406)	8,800
De-recognition of deferred tax assets previously recognized	—	44,218
Non-taxable portion of net earnings of affiliates	(4,852)	(4,915)
Changes to temporary differences	1,429	(1,767)
Non-taxable unrealized gains on derivative financial instruments	—	(72)
Effect of other taxes paid (mining and withholding)	13,678	6,628
Effect of foreign exchange on tax expense	14,323	12,941
Impairment charges and net realizable value adjustments	—	2,219
Other	1,839	(1,729)
Income tax expense (recovery)	$74,446	$(4,199)
Effective income tax rate	42.23%	1.78%

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The main factors that affected the effective tax rates for the year ended December 31, 2016 and the comparable period of 2015 were foreign exchange fluctuations, changes in the non-recognition of certain deferred tax assets, mining taxes paid and withholding taxes on payments from foreign subsidiaries and foreign tax rate differences. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

•	Statement of Cash Flows, 2016 vs. 2015:
Cash flow from operations for the year ended December 31, 2016 was $214.8 million, $126.1 million more than the $88.7 million generated in 2015. The increase was driven primarily by increased cash revenues, decreased cash production costs, decreased realized FX losses, offset by working capital changes, higher royalties and increased cash G&A expenses. Changes in non-cash operating working capital in 2016 resulted in a use of cash of $5.5 million compared to a source of cash of $19.8 million in 2015.
The net decrease in cash from non-cash working capital movements arose largely on changes in trade and other receivables balances (“Receivables”) and accounts payable and accrued liability balances (“Payables”). Receivables increases in 2016 resulted in a $29.1 million use of cash, a $56.6 million variance to the $27.5 million source of cash in 2015. This was partially offset by increases in Payables in 2016, which increased 2016 cash flows by $13.7 million compared to the $26.8 million decrease to 2015 operating cash flows.
Investing activities utilized $139.9 million for the year ended December 31, 2016, inclusive of $56.9 million generated on net sales of short-term investments. Other investing activities for the year consisted primarily of $202.7 million on mineral properties, plant and equipment investments, and $16.3 million generated on the sale of mineral properties, plant and equipment, which was mainly attributable to the Shalipayco transaction. 2015 investing activities used $52.4 million, inclusive of $91.3 million generated on net sales of short-term investments, $146.7 million of which was spent on mineral properties, plant and equipment at the Company’s various operations and projects.
Financing activities in 2016 used $28.2 million compared to $47.8 million used for the year ended December 31, 2015. Cash used in financing activities during 2016 consisted mainly of $19.5 million of short-term loan repayments and $7.6 million paid as dividends. In 2016 there were also $3.0 million of lease repayments. In 2015, $41.7 million was paid as dividends, $36.2 million was used for the repayment of the convertible debenture offset by a corresponding $36.2 million draw on the revolving credit facility. In 2015 there were also $7.5 million of lease repayments and $2.0 million generated from additional short-term debt proceeds.

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•	Income Statement: Q4 2016 vs. Q4 2015
Net earnings of $22.3 million were recorded in Q4 2016 compared to a net loss of $137.0 million in Q4 2015, which corresponds to basic income and losses per share of $0.14 and $0.88 in Q4 2016 and Q4 2015, respectively.
The following table highlights the key items driving the difference between the net earnings in Q4 2016 as compared to the net loss recorded in Q4 2015:

Net loss, three months ended December 31, 2015 (in thousands of USD)		$(136,958)
Increased revenue:
Increased realized metal prices	$37,112
Lower quantities of metal sold	(9,991)
Decreased direct selling costs	4,339
Increased negative settlement adjustments	(3,824)
Total increase in revenue		$27,636
Decreased cost of sales:
Lower production costs net of increased royalty charges	$15,206
Lower depreciation and amortization	13,885
Total decrease in cost of sales		$29,091
Decreased impairment charges		121,512
Increased dilution gain, net of share of loss from associate		8,484
Increased investment income and other expense, net		2,135
Increased net gain on asset sales, commodity contracts and derivatives		404
Decreased general and administrative expense		298
Increased income tax expense		(28,899)
Increased exploration and project development expense		(748)
Increased foreign exchange loss		(470)
Decreased interest and finance expense		(201)
Net earnings, three months ended December 31, 2016		$22,284
The $159.2 million quarter-over-quarter increase to net earnings was primarily attributable to the $121.5 million decrease in pre-tax impairment charges, the $29.1 million decrease in cost of sales expense and the $27.6 million increase in revenue, partially offset by the $28.9 million increase in income tax expense.
Revenue for Q4 2016 was $190.6 million, a $27.6 million increase from the $163.0 million of revenue recognized in Q4 2015. The major factors behind the revenue increase were: a $37.1 million price variance from higher metal prices realized for all metals sold; and a $4.3 million decrease in direct selling costs, primarily relating to the 2016 benefit of Argentine export incentives. These factors were partially offset by: a negative $10.0 million variance from lower quantities silver, gold and copper sold, net of higher quantities of zinc and lead sold; and a $3.8 million increase in negative settlement adjustments.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended December 31,		Three months ended December 31,
	2016	2015	2016	2015
Silver(1) – koz	$17.65	$14.66	6,138	6,719
Gold(1) – koz	$1,212	$1,109	43.8	47.3
Zinc(1) – kt	$2,587	$1,672	11.5	10.2
Lead(1) – kt	$2,178	$1,684	5.0	3.7
Copper(1) – kt	$5,282	$4,871	3.0	3.4

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

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Realized prices for all metals sold increased from those realized in Q4 2015. Increased quarter-over-quarter realized silver and zinc prices of 20% and 55%, respectively, had the most significant impact on increased revenues. Gold, lead, and copper realized prices increased 9%, 29%, and 8%, respectively.
Mine operating earnings of $49.0 million in Q4 2016 were $56.7 million higher than the $7.8 million of mine operating losses recorded in Q4 2015.
The quarter-over-quarter increase was the result of a net $29.1 million decrease in cost of sales combined with the previously discussed $27.6 million increase in revenue. The costs of sales decrease was the result of decreased production costs and depreciation and amortization expense, partially offset by increased royalty costs.
Q4 2016 production costs of $110.5 million were $17.4 million lower than in Q4 2015, primarily attributable to cost reducing NRV inventory adjustments of $10.7 million in Q4 2016, compared to negative, production cost increasing NRV inventory adjustments of $5.0 million in Q4 2015.
Depreciation and amortization expense of $23.0 million in Q4 2016 was $13.9 million lower than in Q4 2015. The reduced depreciation was attributable to the decrease in depreciable assets resulting largely from asset impairment charges taken in 2015, partially offset by the increase in certain depreciable assets, mainly at the Dolores mine.
Royalty costs in Q4 2016 were $8.1 million, $2.2 million higher than in Q4 2015, because of the quarter-over-quarter increases in metal prices discussed above.
Exploration and project development expenses were $3.1 million in Q4 2016 compared to the $2.3 million incurred in Q4 2015. The expenses recorded in each quarter primarily related to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project, where approximately $0.4 million was spent in Q4 2016 compared to approximately $0.9 million in Q4 2015.
G&A expense was $5.6 million in Q4 2016 compared to $5.9 million recorded in Q4 2015. Share-based compensation was $0.6 million in Q4 2016 compared to $0.2 million in Q4 2015.
FX losses in Q4 2016 were $4.4 million, similar to $4.0 million of losses incurred in Q4 2015. Losses in Q4 2016 were driven primarily by the effect of a 6% devaluation of the MXN and 2% devaluation of ARS on local currency denominated treasury and MXN and VAT receivables balances. The Q4 2015 loss was primarily the result of losses on CAD and ARS denominated treasury balances and MXN and ARS denominated VAT receivables.
Impairments of mining assets were $nil in Q4 2016 compared to $121.5 million before tax ($85.4 million net of tax), in Q4 2015. The Q4 2015 impairments related to the previously discussed 2015 impairments, with the exception of the Manantial Espejo impairment which occurred in Q3 2015.
Share of loss from associate and dilution gain for Q4 2016 was $8.5 million and related to the previously discussed $11.0 million dilution gain, which represents the difference between the Company's portion of the fair value of the Gold Fields assets acquired by Maverix and the reduced interest in Maverix from dilution, partially offset by the Company's portion of Maverix's estimated Q4 2016 based on Pan American's fully diluted ownership interest in Maverix. There is no comparable Q4 2015 amount as the Maverix investment was acquired in 2016.
Interest and finance expense for Q4 2016 was $2.7 million as compared to $2.5 million in Q4 2015, and consisted of accretion of the Company’s closure liabilities and interest expense associated with the revolving credit facility, short-term loans and leases.
Income tax expense during Q4 2016 was $20.9 million compared to an income tax recovery of $8.0 million in Q4 2015. The primary reasons for the change in the quarter-over-quarter tax expense (recovery) were the increased taxable income in Q4 2016, the tax impact of impairment charges and the de-recognition of previously recognized deferred tax assets in Q4 2015.The main factors that affected the effective tax rates for Q4 2016 versus the expected statutory rate were similar to those described above for the full year 2016.

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•	Statement of Cash Flows: Q4 2016 vs. Q4 2015
Cash flow from operations in Q4 2016 totaled $45.7 million, $22.3 million more than the $23.4 million generated in Q4 2015. The increase was primarily the result of higher cash mine operating earnings driven entirely by the increase in cash revenues. Also benefiting operating cash flows was a reduction in realized FX losses, partially offset by a $7.2 million increase in income tax payments and a $3.8 million decrease in cash from changes in non-cash operating working capital accounts.
Investing activities utilized $66.5 million in Q4 2016, inclusive of $3.2 million used on the purchase of short-term investments. The balance of Q4 2016 investing activities consisted primarily of spending $56.5 million on mineral property, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In Q4 2015, investing activities utilized $35.0 million inclusive of $18.2 million generated on the net sale of short-term investments, and $53.7 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects.
Financing activities in Q4 2016 used $7.8 million compared to $8.6 million in Q4 2015. Cash used in financing activities in Q4 2016 consisted of $1.9 million paid as dividends to shareholders, $5.2 million used for short-term debt repayments, and $0.7 million of lease repayments. In Q4 2015, $7.6 million of dividends were paid, $0.4 million was used for short-term debt repayment (net of proceeds), and $0.6 million of lease payments were made. The $36.2 million repayment of convertible debentures in Q4 2015 was offset by a corresponding $36.2 million draw on the revolving credit facility in Q4 2015.

•	2016 and Q4 2016 Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relate to positions that will settle in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings” and “basic adjusted earnings per share”, and a reconciliation of these annual and fourth quarter measures to the 2016 Financial Statements.
Annual Adjusted Earnings in 2016 were $86.6 million, representing a basic adjusted earnings per share of $0.57, which was $127.9 million, or $0.84 per share, higher than 2015 adjusted net loss of $41.3 million, and basic loss per share of $0.27, respectively.
The following chart illustrates the key factors leading to the change from adjusted net loss for the year ended December 31, 2015 to the adjusted earnings achieved in 2016:

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Adjusted Earnings in Q4 2016 was $19.0 million, representing a basic adjusted earnings per share of $0.12, which was $31.7 million, or $0.20 per share, higher than Q4 2015 adjusted loss of $12.7 million, and basic loss per share of $0.08, respectively.
The following chart illustrates the key factors leading to the change from the Q4 2015 adjusted net losses to the adjusted earnings for Q4 2016:

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LIQUIDITY POSITION
The Company’s cash and cash equivalents balance at December 31, 2016 was $180.9 million, which was an increase of $46.9 million from the balance at December 31, 2015. The Company’s short-term investments balance at December 31, 2016, was $36.7 million, which was a decrease of $55.9 million from the $92.7 million balance at December 31, 2015. The modest decrease in liquidity in 2016 of $9.0 million was necessary to supplement operating cash flows of $214.8 million and $16.3 million in asset sale proceeds in order to fund $202.7 million of mineral properties, plant and equipment investments, $22.6 million of short-term debt and lease repayments, $7.6 million in dividend payments and $5.5 million used to settle Maverix warrants.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital at December 31, 2016, was $428.6 million, which was an increase of $36.4 million from December 31, 2015 working capital of $392.2 million. The increase in working capital was mainly attributable to increased trade and other receivables and inventories of $43.1 million and $33.0 million, respectively, and a $19.6 million decrease in short term debt, partially offset by a $30.7 million increase in accounts payable and accrued liabilities, a $22.3 million increase in net current tax liabilities, and the previously discussed $9.0 million decrease in cash and short-term investments.
On April 15, 2015 the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by one year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net earnings for each subsequent fiscal quarter. In addition, the financial covenants continue to include the requirement for the Company to maintain a leverage ratio less than or equal to 3.5:1 and an interest coverage ratio more than or equal to 3.0:1. As of December 31, 2016 the Company was in compliance with all covenants required by the Credit Facility.
The terms of the Credit Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. On December 29, 2015, the Company made a $36.2 million drawdown on the Credit Facility by way of LIBOR loan at an annual rate of 2.55%. As of December 31, 2016, and at the date of this MD&A, $36.2 million remained drawn on the Credit Facility through LIBOR loans with an average annual rate of 2.55%.
The Company’s financial position at December 31, 2016, and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2016 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.
CAPITAL RESOURCES
Total attributable shareholders’ equity at December 31, 2016, was $1,396.3 million, an increase of $99.1 million from December 31, 2015, primarily because of the $100.1 million net earnings attributable to shareholders for the year ended December 31, 2016, $7.6 million in dividends paid, and a $5.7 million impact of share-based compensation in 2016. As of December 31, 2016, the Company had approximately 152.3 million common shares outstanding for a share capital balance of $2,304.0 million (December 31, 2015, 151.9 million and $2,298.4 million). The basic weighted

Pan American Silver Corp.	41

average number of common shares outstanding was 152.1 million and 151.7 million for the years ended December 31, 2016, and 2015, respectively.
As at December 31, 2016, the Company had approximately 1.3 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $40.22 and a weighted average life of 50 months. Approximately 1.0 million of the stock options were vested and exercisable at December 31, 2016, with an average weighted exercise price of CAD $18.02 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at March 22, 2017
Common shares	153,106,664
Options	1,043,294
Total	154,149,958
FINANCIAL INSTRUMENTS
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $6.5 million in CAD, $9.4 million in MXN, $0.8 million in PEN, $3.5 million in ARS, and $4.3 million in BOB at December 31, 2016. Risks relating to FX rates are discussed in the “Risks and Uncertainties” section of this MD&A.
At December 31, 2016, the Company had outstanding collars made up of put and call contracts on its foreign currency exposure of MXN purchases with a nominal value of $81.0 million and settlement dates between January 2017 and December 2017. The positions have a weighted average floor of $19.36 and an average cap of $22.91. The Company recorded losses of $0.8 million and $0.2 million on the MXN forward contracts for the three months ended December 31, 2016 and 2015, respectively, and losses of $1.5 million and $0.2 million during the year ended December 31, 2016 and 2015, respectively.
From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. Risks relating to metal prices and hedging activities undertaken in relation to metal prices are discussed in the “Risks and Uncertainties” section of this MD&A.
During 2016, in order to limit its exposure to lower zinc prices on a portion of its zinc production, the Company used put and call contracts to collar the prices on 22,115 tonnes of zinc, of which contracts for 10,265 tonnes remained outstanding at December 31, 2016. The outstanding contracts have a weighted average floor and cap of $2,043 and $2,887, respectively. The outstanding contracts have settlement dates between January 2017 and December 2017. The Company recorded losses of $1.1 million and $nil on zinc positions during the three months ended December 31, 2016 and 2015, respectively, and losses of $4.3 million and $nil on zinc positions during the year ended December 31, 2016 and 2015, respectively.
Further, in 2016, in order to limit its exposure to lower lead prices on a portion of its lead production, the Company used put and call contracts to collar the prices on 3,720 tonnes of lead, of which contracts for 620 tonnes remained outstanding at December 31, 2016. The outstanding contracts have a fixed minimum price of $1,650 and a maximum price of $1,965 per tonne.  The outstanding contracts have settlement dates between January 2017 and February 2017. The Company recorded gains of $0.1 million and $nil on lead positions during the three months ended December 31, 2016 and 2015, respectively, and losses of $0.2 million and $nil on lead positions during the years ended December 31, 2016 and 2015, respectively.
During Q1 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial notional value of $13.0 million. During the

Pan American Silver Corp.	42

fourth quarter of 2015, the Company entered into additional Diesel Swaps with an initial notional value of $12.5 million.  A total of $nil of the notional amounts of the Diesel Swaps remained outstanding as of December 31, 2016. The Company recorded losses of $nil and $2.4 million on the Diesel Swaps during the three months ended December 31, 2016, and 2015; and recorded gains of $1.0 million and losses of $3.1 million during the years ended December 31, 2016 and 2015, respectively.
Other than the contracts described above, there were no other gains or losses on any commodity or foreign currency contracts in either the three or twelve months ended December 31, 2016 and 2015.
The Company maintains short-term bank loans in Argentina, which at December 31, 2016, had a balance outstanding of $nil million (December 31, 2015 - $19.6 million). These loans were denominated in ARS as at December 31, 2016, and were drawn for the purposes of short-term cash management and to partially offset the FX exposure of holding local currency denominated financial assets.
Derivative financial assets and liabilities are measured at fair value. Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.
The Company had the right to pay all or part of the liability associated with the Company’s previously outstanding convertible notes in cash on the conversion date. Accordingly, the Company classified the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative was recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives were recognized in profit or loss.
During the fourth quarter of 2015, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $nil. For the year ended December 31, 2015, the Company recorded a gain on the revaluation of the conversion feature of the convertible notes of $0.3 million.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The classification of financial instruments and the significant assumptions made in determining the fair value of financial instruments are described in Note 7 of the 2016 Financial Statements.
CLOSURE AND DECOMMISSIONING COST PROVISION
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs is $122.1 million (2015 - $107.2 million) which has been inflated using inflation rates of between 1% and 23% (2015 - between 1% and 17%). The inflated and discounted provision on the statement of financial position as at December 31, 2016, using discount rates between 1% and 30% (2015 - between 1% and 20%), is $55.6 million (2015 - $50.5 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines began in 2016, while the remainder of the obligations are expected to be paid through 2040 or later if mine life is extended. Revisions made to the reclamation obligations in 2016 were primarily a result of increased site disturbance from the ordinary course of operations at the mines as well as revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and

Pan American Silver Corp.	43

concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged to 2016 earnings as finance expense was $4.4 million (2015 - $3.2 million). Reclamation expenditures incurred during the current year were $6.1 million (2015 - $2.8 million).
CONTRACTUAL COMMITMENTS AND CONTINGENCIES
The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material. The Company had the following contractual obligations at December 31, 2016:

Payments due by period
(In thousands of USD, except as noted)	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$141,002	$141,002	$—	$—	$—
Credit facility	38,440	960	1,280	36,200	—
Finance lease obligations(2)	7,321	3,720	3,601	—	—
Severance accrual	3,986	689	658	365	2,274
Employee compensation(3)	6,918	3,996	2,922	—	—
Loss on commodity contracts	2,815	2,815	—	—	—
Provisions(4)	4,719	3,262	562	629	266
Income taxes payable	25,911	25,911	—	—	—
Total contractual obligations(4)	$231,112	$182,355	$9,023	$37,194	$2,540

(1)
Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in December 31, 2016 statement of financial position of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the contractual maturities schedule, is shown in the table below.

December 31, 2016		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$141,002	$—	$141,002
Credit facility	—	960	960
Current portion of finance lease	3,559	161	3,720
Current severance liability	689	—	689
Employee Compensation & RSU’s	1,812	2,184	3,996
Unrealized loss on commodity contracts	2,815	—	2,815
Provisions(4)	3,262	—	3,262
Income tax payable	25,911	—	25,911
Total contractual obligations within one year(4)	$179,050	$3,305	$182,355

(2)
Includes lease obligations in the amount of $7.3 million (December 31, 2015 - $4.1 million) with a net present value of $7.1 million (December 31, 2015 - $4.0 million) discussed further in Note 17 of the 2016 Financial Statements.

(3)
Includes RSU obligation in the amount of $4.8 million (December 31, 2015 – $2.5 million) that will be settled in cash or shares. The restricted share units vest in two installments, 50% in December 2016, and 50% in December 2017.

(4)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation or the deferred credit arising from the Aquiline acquisition discussed in Notes 16 and 19 of the 2016 Financial Statements.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the years ended December 31, 2016 and 2015 have been disclosed in the 2016 Financial Statements. Related party transactions with Maverix have been disclosed in Note 12 of the 2016 Financial Statements.

Pan American Silver Corp.	44

During 2016, a former director of the Company was paid approximately $0.1 million for consulting services. During 2015, a company indirectly owned by a trust of which another former director of the Company is a beneficiary, was paid approximately $1.4 million for consulting services. These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. There are no ongoing contractual or other commitments associated with this arrangement or with another related party.
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	AISCSOS
AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		Three months ended December 31,		Twelve months ended December 31,
(In thousands of USD, except as noted)		2016	2015	2016	2015
Direct operating costs		$120,496	$122,845	$472,806	$521,169
Net realizable value (“NRV”) inventory adjustments	A	(10,715)	5,028	(42,815)	10,861
Production costs (1)		$109,781	$127,873	$429,991	$532,031
Royalties		8,142	5,941	31,608	23,901
Direct selling costs (2)		20,656	24,995	80,319	90,858
Less by-product credits(2)		(109,571)	(92,138)	(424,442)	(377,954)
Cash cost of sales net of by-products (3)		$29,009	$66,671	$117,476	$268,835
Sustaining capital(4)		$24,976	$23,476	$89,394	$73,701
Exploration and project development		3,068	2,320	11,334	11,940
Reclamation cost accretion		1,090	810	4,363	3,239
General and administrative expense		5,592	5,890	23,663	18,027
All-in sustaining costs(3)	B	$63,735	$99,167	$246,230	$375,744
Payable ounces sold (in thousands)	C	6,138.2	6,719.5	24,199.5	25,179.8
All-in sustaining cost per silver ounce sold, net of by-products	B/C	$10.38	$14.76	$10.17	$14.92
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	(B-A)/C	$12.13	$14.01	$11.94	$14.49

(1)
For the purposes of AISCSOS, Alamo Dorado production costs for the three and twelve month periods ended December 31, 2016 have been decreased by $0.6 million and increased by $1.7 million, respectively, to exclude non-cash adjustments to the closure and decommissioning liabilities that are included in production costs as presented in the consolidated statements of income.

(2)	Included in the revenue line of the annual and interim consolidated income statements and are reflective of realized metal prices for the applicable periods.

(3)	Totals may not add due to rounding.

(4)	Please refer to the table below.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as non-sustaining capital) is not. Inclusion of sustaining capital only is a measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the items noted below are associated with the La Colorada expansion project, the Dolores’ leach pad and other expansionary expenditures considered to be investment capital projects.

Pan American Silver Corp.	45

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended December 31,		Twelve months ended December 31,
(in thousands of USD)	2016	2015	2016	2015
Payments for mineral properties, plant and equipment(1)	$56,477	$53,705	$202,661	$146,735
Add/(Subtract)
Advances received for leases	2,213	2,571	6,151	3,491
Non-Sustaining capital (Dolores, La Colorada projects, and other)	(33,714)	(32,800)	(119,418)	(76,524)
Sustaining Capital(2)	$24,976	$23,476	$89,394	$73,702

(1)	As presented on the annual and interim consolidated statements of cash flows.

(2)	Totals may not add due to rounding

Three months ended December 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	14,674	28,664	7,266	17,991	15,547	10,016	26,336		120,496
NRV inventory adjustments	—	(6,350)	2,224	—	—	—	(6,589)		(10,715)
Production costs	14,674	22,314	9,490	17,991	15,547	10,016	19,747		109,781
Royalties	135	1,604	33	—	—	5,598	772		8,142
Direct selling costs	3,712	23	125	7,735	5,643	4,634	(1,215)		20,656
Less by-product credits	(12,238)	(32,868)	(1,609)	(21,206)	(18,379)	(5,372)	(17,898)		(109,571)
Cash cost of sales net of by-products (1)	6,283	(8,927)	8,039	4,520	2,812	14,876	1,406		29,009
Sustaining capital	2,229	10,772	—	4,355	4,892	1,631	1,097		24,976
Exploration and project development	31	628	—	576	109	—	—	1,723	3,068
Reclamation cost accretion	72	179	104	126	86	54	433	37	1,090
General & administrative expense	—	—	—	—	—	—	—	5,592	5,592
All-in sustaining costs(1)	8,615	2,652	8,144	9,576	7,899	16,561	2,935	7,352	63,735
Payable ounces sold (thousand)	1,561	895	286	759	526	1,332	779		6,138

All-in sustaining cost per silver ounce sold, net of by-products	$5.52	$2.96	$28.44	$12.62	$15.02	$12.43	$3.77		$10.38
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$5.52	$10.06	$20.68	$12.62	$15.02	$12.43	$12.22		$12.13

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	46

Twelve months ended December 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	50,879	121,162	40,172	67,911	58,868	34,959	98,856		472,806
NRV inventory adjustments	—	(22,434)	1,173	—	—	—	(21,554)		(42,815)
Production costs	50,879	98,728	41,345	67,911	58,868	34,959	77,302		429,991
Royalties	401	6,224	235	—	—	20,929	3,818		31,608
Direct selling costs	13,554	107	376	32,443	25,702	15,697	(7,562)		80,319
Less by-product credits	(34,737)	(123,811)	(13,156)	(77,754)	(74,754)	(15,774)	(84,456)		(424,442)
Cash cost of sales net of by-products (1)	30,098	(18,751)	28,800	22,600	9,817	55,811	(10,898)		117,476
Sustaining capital	10,545	48,079	—	11,994	10,945	4,963	2,868		89,394
Exploration and project development	186	1,792	—	837	1,053	—	—	7,465	11,334
Reclamation cost accretion	287	714	416	505	345	218	1,731	148	4,363
General & administrative expense	—	—	—	—	—	—	—	23,663	23,663
All-in sustaining costs(1)	41,116	31,834	29,216	35,935	22,159	60,991	(6,299)	31,276	246,230
Payable ounces sold (thousand)	5,486	3,839	1,967	3,233	2,377	4,264	3,033		24,200

All-in sustaining cost per silver ounce sold, net of by-products	$7.49	$8.29	$14.85	$11.11	$9.32	$14.30	$(2.08)		$10.17
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$7.49	$14.14	$14.26	$11.11	$9.32	$14.30	$5.03		$11.94

(1)	Totals may not add due to rounding.

Three months ended December 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	11,454	29,065	14,034	16,999	14,707	11,747	24,837		122,845
NRV inventory adjustments	—	3,132	684	—	—	—	1,212		5,028
Production costs	11,454	32,198	14,718	16,999	14,707	11,747	26,049		127,873
Royalties	73	1,225	97	—	—	3,542	1,004		5,941
Direct selling costs	3,009	31	252	7,451	7,711	4,615	1,926		24,995
Less by-product credits	(5,415)	(21,110)	(9,369)	(14,752)	(15,587)	(5,031)	(20,874)		(92,138)
Cash cost of sales net of by-products (1)	9,121	12,344	5,698	9,698	6,831	14,873	8,105		66,671
Sustaining capital	2,965	10,064	—	4,599	2,516	996	2,337		23,476
Exploration and project development	172	86	—	53	722	—	—	1,287	2,320
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & administrative expense	—	—	—	—	—	—	—	5,890	5,890
All-in sustaining costs(1)	12,317	22,585	5,756	14,500	10,165	15,925	10,716	7,202	99,167
Payable ounces sold (thousand)	1,263	1,048	726	774	483	1,448	978		6,719

All-in sustaining cost per silver ounce sold, net of by-products	$9.75	$21.55	$7.93	$18.74	$21.02	$11.00	$10.96		$14.76
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.75	$18.56	$6.98	$18.74	$21.02	$11.00	$9.72		$14.01

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	47

Twelve months ended December 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	48,842	132,343	60,159	66,878	66,096	32,211	114,640		521,169
NRV inventory adjustments		(11,417)	(522)				22,800		10,861
Production costs	48,842	120,926	59,637	66,878	66,096	32,211	137,440		532,031
Royalties	385	5,289	344	—	—	14,051	3,832		23,901
Direct selling costs	11,877	132	682	26,986	31,424	11,147	8,609		90,858
Less by-product credits	(22,585)	(96,066)	(23,446)	(58,027)	(68,480)	(13,047)	(96,302)		(377,954)
Cash cost of sales net of by-products (1)	38,519	30,281	37,217	35,837	29,041	44,362	53,579		268,836
Sustaining capital	9,869	25,162	—	13,610	7,713	3,286	14,061		73,701
Exploration and project development	254	544	—	765	1,202	—	—	9,175	11,940
Reclamation cost accretion	237	362	232	600	384	226	1,096	103	3,239
General & administrative expense	—	—	—	—	—	—	—	18,027	18,027
All-in sustaining costs(1)	48,879	56,348	37,450	50,813	38,339	47,873	68,736	27,305	375,744
Payable ounces sold (thousand)	5,109	4,448	2,944	3,009	1,995	4,019	3,655		25,180

All-in sustaining cost per silver ounce sold, net of by-products	$9.57	$12.67	$12.72	$16.89	$19.21	$11.91	$18.81		$14.92
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.57	$15.24	$12.90	$16.89	$19.21	$11.91	$12.57		$14.49

(1)	Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits
Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.
To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	48

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars except as noted)		2016	2015	2016	2015
Production costs		$110,466	$127,873	$428,333	$532,031
Add/(Subtract)
Royalties		8,142	5,941	31,608	23,901
Smelting, refining, and transportation charges		22,204	24,319	91,371	94,804
Worker’s participation and voluntary payments		(876)	62	(3,397)	(147)
Change in inventories		(3,473)	(3,115)	(11,937)	(19,114)
Other		358	882	(5,660)	(6,537)
Non-controlling interests (1)		(811)	(1,072)	(3,358)	(4,331)
Metal inventories recovery (write-down)		10,715	(5,028)	42,815	(10,861)
Cash Operating Costs before by-product credits(2)		146,725	149,860	569,775	609,746
Less gold credit		(52,888)	(52,562)	(227,196)	(208,800)
Less zinc credit		(28,486)	(15,855)	(93,428)	(66,831)
Less lead credit		(11,226)	(6,477)	(35,890)	(24,488)
Less copper credit		(14,667)	(17,030)	(63,404)	(71,635)
Cash Operating Costs net of by-product credits (2)	A	39,457	57,936	149,857	237,992
Payable Silver Production (koz)	B	5,924.8	6,370.8	23,817.9	24,530.8
Cash Costs per ounce net of by-product credits	A/B	$6.66	$9.09	$6.29	$9.70

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended December 31, 2016 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$19,118	29,875	$10,704	$25,766	$19,496	$14,034	$26,259	$145,251
Less gold credit	b1	(841)	(35,183)	(1,690)	—	(165)	(86)	(14,905)	(52,870)
Less zinc credit	b2	(7,801)	—	—	(11,056)	(7,361)	(1,568)	—	(27,787)
Less lead credit	b3	(3,513)	—	—	(6,005)	(1,444)	(136)	—	(11,098)
Less copper credit	b4	—	—	31	(5,122)	(7,849)	(1,095)	—	(14,035)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(12,155)	$(35,183)	$(1,659)	$(22,183)	$(16,819)	$(2,885)	$(14,905)	$(105,790)
Cash Costs net of by-product credits	C=(A+B)	$6,962	$(5,308)	$9,046	$3,583	$2,676	$11,149	$11,354	$39,462

Payable ounces of silver (thousand)	D	1,588	895	397	789	485	994	777	5,925

Cash cost per ounce net of by-products	C/D	$4.38	$(5.93)	$22.80	$4.54	$5.52	$11.22	$14.61	$6.66
(1) Totals may not add due to rounding

Pan American Silver Corp.	49

Twelve months ended December 31, 2016(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$68,057	$124,570	$39,891	$96,284	$75,586	$61,779	$97,388	$563,555
Less gold credit	b1	(2,929)	(128,696)	(10,251)	(2)	(897)	(335)	(83,992)	$(227,103)
Less zinc credit	b2	(20,636)	—	—	(34,638)	(26,841)	(8,611)	—	(90,726)
Less lead credit	b3	(10,487)	—	—	(18,967)	(5,166)	(795)	—	(35,415)
Less copper credit	b4	—	—	(100)	(24,113)	(33,701)	(2,534)	—	(60,448)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(34,052)	$(128,696)	$(10,351)	$(77,720)	$(66,605)	$(12,275)	$(83,992)	$(413,692)
Cash Costs net of by-product credits	C=(A+B)	$34,004	$(4,126)	$29,539	$18,565	$8,981	$49,504	$13,396	$149,862

Payable ounces of silver (thousand)	D	5,531	3,831	1,844	3,208	2,132	4,143	3,130	23,818

Cash cost per ounce net of by-products	C/D	$6.15	$(1.08)	$16.02	$5.79	$4.21	$11.95	$4.28	$6.29
(1) Totals may not add due to rounding

Three months ended December 31, 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,861	$31,089	$13,353	$23,380	$21,143	$14,376	$29,203	$148,405
Less gold credit	b1	(595)	(20,095)	(8,726)	(24)	(330)	(63)	(22,699)	(52,531)
Less zinc credit	b2	(3,420)			(5,299)	(3,664)	(3,006)		(15,390)
Less lead credit	b3	(1,956)			(3,107)	(1,040)	(274)		(6,376)
Less copper credit	b4	—		(181)	(5,750)	(10,241)	—		(16,172)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,971)	$(20,095)	$(8,907)	$(14,179)	$(15,275)	$(3,343)	$(22,699)	$(90,469)
Cash Costs net of by-product credits	C=(A+B)	$9,890	$10,995	$4,446	$9,200	$5,868	$11,033	$6,505	$57,936

Payable ounces of silver (thousand)	D	1,359	945	810	810	452	992	1,003	6,371

Cash cost per ounce net of by-products	C/D	$7.28	$11.64	$5.49	$11.35	$12.99	$11.12	$6.48	$9.09

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2015(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$61,748	$130,918	$57,178	$93,503	$88,542	$56,262	$115,548	$603,698
Less gold credit	b1	(2,586)	(91,551)	(23,187)	(174)	(1,594)	(241)	(89,320)	$(208,654)
Less zinc credit	b2	(14,429)	—	—	(21,416)	(17,973)	(10,932)	—	(64,750)
Less lead credit	b3	(7,049)	—	—	(11,586)	(4,261)	(1,173)	—	(24,069)
Less copper credit	b4	—	—	(439)	(27,189)	(40,606)	—	—	(68,233)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(24,064)	$(91,551)	$(23,626)	$(60,365)	$(64,434)	$(12,346)	$(89,320)	$(365,706)
Cash Costs net of by-product credits	C=(A+B)	$37,683	$39,367	$33,553	$33,137	$24,107	$43,916	$26,228	$237,992

Payable ounces of silver (thousand)	D	5,089	4,242	2,941	3,037	1,851	3,796	3,576	24,531

Cash cost per ounce net of by-products	C/D	$7.41	$9.28	$11.41	$10.91	$13.03	$11.57	$7.33	$9.70

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	50

•	Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relate to positions that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted loss and earnings for the three and twelve months ended December, 2016 and 2015, to the net (loss) earnings for each period.

	Three months ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)	2016	2015	2016	2015
Net earnings (loss) for the period	$22,284	$(136,958)	$101,825	$(231,556)
Adjust derivative gain	—	(4)	—	(278)
Adjust impairment of mineral properties	—	121,512	—	150,268
Adjust write-down of other assets	—	2,678	—	22,812
Adjust unrealized foreign exchange losses (gains)	4,139	(1,319)	5,759	860
Adjust net realizable value of heap inventory	(6,619)	6,366	(14,110)	6,401
Adjust unrealized (gain) loss on commodity contracts	(435)	2,989	(21)	2,835
Adjust share of loss from associate and dilution gain	(8,484)	—	(7,946)	—
Adjust gain on sale of assets	(157)	(38)	(25,100)	(372)
Adjust for effect of taxes relating to the above(1)	$2,180	$(10,131)	$11,870	$(5,172)
Adjust for effect of foreign exchange on taxes(1)	$6,057	$2,220	$14,323	$12,941
Adjusted earnings (loss) for the period	$18,965	$(12,685)	$86,600	$(41,261)
Weighted average shares for the period	152,263	151,715	152,118	151,664
Adjusted earnings (loss) loss per share for the period	$0.12	$(0.08)	$0.57	$(0.27)

(1)
The impact of unrealized foreign exchange rate changes on deferred income tax balances has been added as a new adjusting item, along with a modification in the quantification of the estimated effect of taxes. For comparative purposes, 2015 adjusted earnings have been recalculated and are thus different from those originally reported. The effect of these new adjusting items on 2015 annual and fourth quarter adjusted earnings was an increase of $0.11 per share and $0.04 per share, respectively, from those originally reported.

•	Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt; finance lease liabilities; and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

•	Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

•	General and Administrative Costs per Silver Ounce Produced
General and administrative costs per silver ounce produced (“G&A per ounce”) is a non-GAAP measure that is calculated by dividing G&A expense recorded in a period by the number of silver ounces produced in the same period. G&A per ounce does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be

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comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate corporate expenses incurred in a period relative to the amount of consolidated silver produced during the same period.
RISKS AND UNCERTAINTIES
The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees. These and other risks are described below and in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the 2016 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk
Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.
All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation, particularly in jurisdictions such as Argentina and Bolivia who have a history of expropriation; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable or undeveloped infrastructure; labour unrest and labour scarcity; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to imports and exports; high rates of inflation; extreme fluctuations in currency exchange rates and the imposition of currency controls; the possible unilateral cancellation or forced renegotiation of contracts, and uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power; difficulties enforcing judgments generally, including judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns; and potential practical restrictions on the ability of Pan American's subsidiaries to transfer funds to Pan American. Certain of these risks and uncertainties are illustrated well by circumstances in Bolivia and Argentina.
The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.
Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise

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in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.
In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to amend or enact laws, including those that may affect mining, and which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration.
On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.
On June 25, 2015, the Bolivian government enacted the new Conciliation and Arbitration Law No. 708 (the “New Conciliation and Arbitration Law”), which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, whether the New Conciliation and Arbitration Law applies specifically to pre-existing agreements between foreign investors and COMIBOL, and how this new legislation interacts with the New Mining Law, remains somewhat unclear. As a result, we await clarification by regulatory authorities and will continue to assess the potential impacts of the New Conciliation and Arbitration Law on our business.
Under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Among other the things, the Argentine government has imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials. In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies, exposing us to additional risks of Peso devaluation and high domestic inflation. While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, some of the policies of the previous government continue to adversely affect the Company’s Argentine operations. It is unknown whether these more recent changes will be lasting, what, if any, additional steps will be taken by the current administration or what financial and operational impacts these and any future changes might have on the Company. As such, the Company continues to monitor and assess the situation in Argentina.
In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact

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on our operations and profitability. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk
Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond the Company’s control. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2017, expressed in percentage terms. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.
2017 Revenue Metal Price Sensitivity
The Company takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Decisions relating to hedging may have material adverse effects upon our financial performance, financial position, and results of operations. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The table below illustrates this point by plotting the expected cash cost per ounce according to our 2017 forecast against various price assumptions for the Company’s two main by-product credits, zinc and gold expressed in percentage terms:
2017 Cash Cost Metal Price Sensitivity
The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. If metal prices decline significantly below levels used in the Company’s most recent impairment tests, for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the Key Assumption and Sensitivity sections included in both the 2016 Financial Statements (included in Note 11), and in this MD&A (included in the Income Statement analysis section).

Pan American Silver Corp.	54

•	Trading and Credit Risk
The zinc, lead, and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted. For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. The Doe Run Peru smelter remains closed and we are owed approximately $8.2 million under the terms of our contract with Doe Run Peru. We continue to pursue all legal and commercial avenues to collect the amount outstanding.
As at December 31, 2016, we had receivable balances associated with buyers of our concentrates of $45.0 million (2015 - $21.3 million). All of this receivable balance is owed by twelve well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.
Silver doré production is refined under long term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at December 31, 2016, we had approximately $28.5 million contained in precious metal inventory at refineries (2015 - $21.4 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that supplies do not deliver products or perform services as expected. As at December 31, 2016, the Company had made $28.8 million of supplier advances (December 31, 2015 - $12.5 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements, and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

•	Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating

Pan American Silver Corp.	55

requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

•	Exchange Rate Risk
Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the PEN, MXN and ARS. In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN, ARS and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in this in MD&A in the “Financial Instruments” section. The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2017, expressed in percentage terms:
2017 Cost of Sales Exchange Rate Sensitivity
In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the "Financial Instruments" section of this MD&A.
The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.
In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized in the local economy to determine prices and value. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.

•	Taxation Risks
Pan American is exposed to tax related risks. In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could

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limit the Company from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

•	Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years. Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may significantly impact our operations and profitability if lost. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by the Company. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.
SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 2 of the 2016 Financial Statements, for the Company’s summary of significant accounting policies.
Significant Judgments in the Application of Accounting Policies
Judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:
Capitalization of evaluation costs: The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.
Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.
Assets’ carrying values and impairment charges: In determining carrying values and impairment charges, the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets

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indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.
Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.
Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.
Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2016, the carrying amount of stripping costs capitalized was $40.3 million at Dolores (2015 - $39.5 million was capitalized comprised of Manantial Espejo $3.2 million and Dolores $36.3 million).
Determination of control of subsidiaries and joint arrangements: Determination of whether the Company has control of subsidiaries or joint control of joint arrangements requires an assessment of the activities of the investee that significantly affect the investee's returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities are under the control of the Company or require unanimous consent from the investors. Based on assessment of the relevant facts and circumstances, primarily, the Company's limited board representation and restricted influence over operating, strategic and financing decisions, the Company concluded that it does not control Maverix and as a result classified it as an investment in associate subject to significant influence.
Key Sources of Estimation Uncertainty in the Application of Accounting Policies
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:
Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.
Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.
Mineral reserve estimates: The figures for mineral reserves and mineral resources are disclosed in accordance with NI 43-101 issued by the Canadian Securities Administrators, and in accordance with “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 23, 2003” prepared by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standing Committee on Reserve Definitions. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral

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resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.
Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the year. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.
Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.
Impairment and impairment reversal of mining interests: While assessing whether any indications of impairment, or reversal of previous impairments, exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Material and prolonged changes in metal price forecasts, material changes in estimated future costs of production or estimated future capital costs, material changes in the amount of recoverable mineral reserves and mineral resources and/or material changes in the current economics can result in a write-down, or reversal of previous impairment charges, taken on the carrying amounts of the Company’s mining interests. Impairments and impairment reversals of mining interests are discussed in Note 11 of the 2016 Financial Statements.
Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 16 of the 2016 Financial Statements for details on decommissioning and restoration costs.
Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

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Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and mineral resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).
Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 29 of the 2016 Financial Statements for further discussion on contingencies.
Changes in Accounting Standards
Application of new and revised accounting standards
The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2012-2014 Cycle which were effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's consolidated financial statements.
Changes in accounting standards not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The Company plans to apply IFRS 15 at the date it becomes effective. The Company is in the process of analyzing IFRS 15 and determining the effect on its consolidated financial statements as a result of adopting this standard.
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration ("IFRIC 22") On December 8, 2016, the IASB issued IFRIC 22, which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The Standard provides guidance on how to determine the date of the transaction for the purpose of determining the spot exchange rate used to translate the asset, expense or income on initial recognition that relates to, and is recognized on the de-recognition of, a non-monetary prepayment asset or a non-monetary deferred income liability. It is effective January 1, 2018. The Company is currently assessing the impact on the adoption of this interpretation.
CORPORATE GOVERNANCE, SOCIAL RESPONSIBILITY, AND ENVIRONMENTAL STEWARDSHIP
Governance
Pan American adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC in the United States. We believe that our current corporate governance systems meet or exceed these requirements.
Our Board of Directors oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of eight directors, seven of whom are independent. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Nominating and Governance Committee, appointed by the Board of Directors, oversees the effective functioning of the Board and the implementation of governance best practices.
We believe that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.
Corporate Social Responsibility
The Health, Safety, Environment, and Communities Committee, appointed by the Board of Directors, provides oversight for the corporate social initiatives of the Company and reports directly to the Board. We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

•	Strengthening the production chain of livestock breeding.

•	Value adding through the development of alpaca textiles weaving workshops with product commercialization in North America.

•	Improving nutrition, focusing on children and women.

•	Promoting community health with emphasis on immunizations, optometry, and focusing on oral health.

•	Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.

•	Encouraging education for children and adults by contributing to teacher’s salaries, and providing continuous support through different scholarships at a local and national level.

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Environmental Stewardship
We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Corporate Environmental Policy, we take every practical measure to minimize the environmental impacts of our operations in each phase of the mining cycle, from early exploration through development, construction and operation, up to and after the mine’s closure.
We build and operate mines in varied environments across the Americas. From the Patagonian plateau to the Sierra Madre in Mexico, our mines are generally located in isolated places where information about environmental and cultural values is often limited. Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have potential to impact on surrounding habitats and communities.
We manage these challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location. These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the natural rocks of each new mineral deposit or historic waste facilities. The data collected often significantly advances scientific knowledge about the environments and regions where we work.
The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities. We conduct detailed modeling and simulation of the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.
Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and report to the government and communities on our progress. Community participation in environmental monitoring is encouraged across all our mines. We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues like waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.
We conduct corporate environmental audits of our operations to ensure optimum environmental performance. Environmental staff from all mines participate in the audits which improves integration and consolidation of company-wide standards across our operations. In 2016, audits were conducted on the Huaron, Morococha, and San Vicente mines. In 2015, audits were conducted on the La Colorada, Dolores, Alamo Dorado, and Manantial Espejo mines. No material issues were identified in either the 2016 or 2015 environmental audits.

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DISCLOSURE CONTROLS AND PROCEDURES
Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
As of December 31, 2016, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures were effective.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2016 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2016, Pan American’s internal control over financial reporting is effective.
Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Deloitte LLP, an independent registered public accounting firm, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. Deloitte LLP has provided such opinions.

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MINERAL RESERVES AND RESOURCES

Pan American Silver Corporation Mineral Reserves as of December 31, 2016 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Contained Cu (kt)	Pb (%)	Contained Pb (kt)	Zn (%)	Contained Zn (kt)
Huaron	Peru	Proven	5.7	169	30.8	N/A	N/A	0.37	20.70	1.46	82.40	3.02	171.00
		Probable	3.8	167	20.6	N/A	N/A	0.38	14.60	1.62	62.00	3.10	118.90
Morococha (92.3%) (3)	Peru	Proven	2.6	173	14.6	N/A	N/A	0.58	15.30	1.18	31.10	3.78	99.60
		Probable	2.2	181	12.8	N/A	N/A	0.44	9.80	1.64	36.20	4.21	93.20
La Colorada	Mexico	Proven	3.7	432	51.3	0.33	39.1	N/A		1.72	63.40	3.08	113.80
		Probable	4.0	362	46.8	0.32	41.2	N/A		1.24	49.80	2.06	82.90
Dolores	Mexico	Proven	41.6	27	36.1	0.77	1,034.9	N/A		N/A		N/A
		Probable	22.5	25	17.9	0.65	472.4	N/A		N/A		N/A
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	203.0	N/A		N/A		N/A
		Probable	6.2	7	1.4	0.57	113.1	N/A		N/A		N/A
Manantial Espejo	Argentina	Proven	2.2	111	8.0	1.17	84.4	N/A		N/A		N/A
		Probable	0.5	244	3.8	3.32	52.2	N/A		N/A		N/A
San Vicente (95%) (3)	Bolivia	Proven	2.0	464	29.4	N/A	N/A	0.46	9.10	0.39	7.70	3.00	59.00
		Probable	0.5	531	9.2	N/A	N/A	0.56	3.00	0.45	2.40	2.52	13.50
Totals (4)		Proven + Probable	107.0	83	285.8	0.70	2,040.3	0.43	72.40	1.36	334.9	3.06	752.0
(1)
Prices used to estimate mineral reserves for 2016 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,200 per tonne of zinc, $2,000 per tonne of lead, and $5,000 per tonne of copper, except at Manantial Espejo where $17.00 per ounce of silver and $1,200 per ounce of gold were used for planned 2017 production, reverting to $18.50 per ounce of silver and $1,300 per ounce of gold thereafter. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold.
(2)
Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101).
(3)
This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
 Totals may not add up due to rounding.

Pan American Silver Corporation Mineral Resources as of December 31, 2016 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Measured	2.2	165	11.8	N/A	N/A	0.27	1.57	2.93
		Indicated	1.7	164	9.1	N/A	N/A	0.33	1.56	2.99
Morococha (92.3%) (3)	Peru	Measured	0.4	161	2.0	N/A	N/A	0.25	1.09	3.31
		Indicated	1.1	127	4.6	N/A	N/A	0.56	0.93	3.26
La Colorada	Mexico	Measured	0.5	206	3.1	0.31	4.7	N/A	0.45	0.85
		Indicated	2.0	200	12.7	0.18	11.5	N/A	0.39	0.63
Dolores	Mexico	Measured	1.9	13	0.8	0.22	13.8	N/A	N/A	N/A
		Indicated	3.2	24	2.5	0.43	44.0	N/A	N/A	N/A
La Bolsa	Mexico	Measured	1.4	11	0.3	0.90	31.4	N/A	N/A	N/A
		Indicated	4.5	9	1.1	0.50	59.8	N/A	N/A	N/A
Manantial Espejo	Argentina	Measured	0.1	125	0.5	1.65	6.7	N/A	N/A	N/A
		Indicated	0.4	207	2.6	2.04	25.4	N/A	N/A	N/A
San Vicente (95%) (3)	Bolivia	Measured	0.8	202	5.0	N/A	N/A	0.30	0.14	2.45
		Indicated	0.1	194	0.5	N/A	N/A	0.33	0.17	2.30
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A	0.10	1.44	N/A
		Indicated	139.8	126	564.5	N/A	N/A	0.04	0.79	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5	N/A	N/A	N/A
		Indicated	5.9	N/A	N/A	0.67	127.1	N/A	N/A	N/A
Calcatreu	Argentina	Indicated	8.0	26	6.6	2.63	676.0	N/A	N/A	N/A

Totals (4)		Measured+Indicated	194.0	118	695.5	1.11	1,137.9	0.06	0.86	2.32
(1)
Prices used to estimate mineral resources for 2016 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,200 per tonne of zinc, $2,000 per tonne of lead, and $5,000 per tonne of copper, except at Dolores and Manantial Espejo, where $25.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead. Metal prices used for Calcatreu were $12.50 per ounce of silver and $650 per ounce of gold.
(2)
Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3)
This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
Totals may not add up due to rounding.

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Pan American Silver Corporation Mineral Resources as of December 31, 2016 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Inferred	6.2	164	32.7	N/A	N/A	0.34	1.56	2.81
Morococha (92.3%) (3)	Peru	Inferred	3.9	214	26.6	N/A	N/A	0.29	1.30	3.58
La Colorada	Mexico	Inferred	1.8	313	17.8	0.35	19.7	N/A	2.65	4.58
Dolores	Mexico	Inferred	1.7	37	2.0	1.01	54.6	N/A	N/A	N/A
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	222.4	N/A	N/A	N/A
Manantial Espejo	Argentina	Inferred	0.5	211	3.5	2.60	42.6	N/A	N/A	N/A
San Vicente (95%) (3)	Bolivia	Inferred	2.8	330	29.7	N/A	N/A	0.28	0.33	2.42
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A	0.02	0.57	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7	N/A	N/A	N/A
Calcatreu	Argentina	Inferred	3.4	17	1.8	2.06	226.0	N/A	N/A	N/A
Totals (4)		Inferred	103.7	92	236.9	0.70	1,011.1	0.08	0.77	2.83
(1)
Prices used to estimate mineral resources for 2016 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,200 per tonne of zinc, $2,000 per tonne of lead, and $5,000 per tonne of copper, except at Dolores and Manantial Espejo, where $25.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead. Metal prices used for Calcatreu were $12.50 per ounce of silver and $650 per ounce of gold.
(2)
Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3)
This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
Totals may not add up due to rounding.

General Notes Applicable to the Foregoing Tables:
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
See the Company's Annual Information Form dated March 22, 2017, available at www.sedar.com for further information on the Company's material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.
Grades are shown as contained metal before mill recoveries are applied.
TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 22, 2017, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

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Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future economic and operational performance; future production of silver, gold and other metals produced by the Company; future cash costs per ounce of silver and all-in sustaining costs per silver ounce sold; the anticipated price of silver and other metals; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; timing of production and the cash costs of production at each of the Company’s properties; the estimated cost of and availability of funding necessary for sustaining capital; the successful implementation and effects of ongoing or future development and expansion plans, including the expansion projects at the Company’s Dolores and La Colorada mines, and the anticipated financial and operational results of such projects; the effects of transactions on the future performance of the Company; forecast capital and non-operating spending; the timing and method of payment of compensation; anticipated volatility in effective tax rates and contributing factors; and the Company’s plans and expectations for its properties and operations.
These statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel, oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso, Bolivian boliviano and Canadian dollar versus the U.S. dollar); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business, including the risk of expropriation relative to certain of our operations, particularly in Argentina and Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risk of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining, including those currently in the province of Chubut, Argentina; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in

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assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United Sates Securities and Exchange Commission (the “SEC”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resource”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian Securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Pan American Silver Corp., in compliance with NI 43-101, may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced for extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted in to a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian Securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian Securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth may not be comparable with information made in public companies that report in accordance with U.S. standards.

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